External Use Authorized 603 page 1/2 15 July 2001 Form 603 Corporations Act 2001 Section 671B Notice of initial substantial holder To Company Name/Scheme Rio Tinto Limited ACN/ARSN 004 458 404 1. Details of substantial holder (1) Name Vanguard Group (The Vanguard Group, Inc. and its controlled entities including those listed in Annexure A) ACN/ARSN (if applicable) N/A The holder became a substantial holder on 15 July 2025 2. Details of voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows: Class of securities (4) Number of securities Person’s votes (5) Voting power (6) Ordinary Limited 24,179,069 24,179,069 1.488% Ordinary plc 56,496,650 56,496,650 3.476% ADR 598,856 598,856 0.037% Total 81,274,575 81,274,575 5.001% Note: Voting power is calculated based on total voting rights of 1,625,245,520 3. Details of relevant interests The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows: Holder of relevant interest Nature of relevant interest (7) Class and number of securities Vanguard Group Vanguard Group is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares. The other members of Vanguard Group have a relevant interest under section 608(3) of the Corporations Act. Ordinary – 81,274,575 4. Details of present registered holders The persons registered as holders of the securities referred to in paragraph 3 above are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Class and number of securities Vanguard Group Brown Brothers Harriman Various funds and other accounts of Vanguard Group Ordinary – 6,143,492 Vanguard Group BNY Mellon Various funds and other accounts of Vanguard Group Ordinary – 9,472,052 Vanguard Group JP Morgan Chase Bank, N.A. Various funds and other accounts of Vanguard Group Ordinary – 42,583,354 Vanguard Group State Street Bank and Trust Company Various funds and other accounts of Vanguard Group Ordinary – 23,040,355 Vanguard Personalized Indexing Various Others Various funds and other accounts of Vanguard Group Ordinary – 35,322 EXHIBIT 99.6

External Use Authorized Management LLC 5. Consideration The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows: Holder of relevant interest Date of acquisition Consideration (9) Class and number of securities See Annexure A 603 page 2/2 15 July 2001 6. Associates The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows: Name and ACN/ARSN (if applicable) Nature of association N/A N/A 7. Addresses The addresses of persons named in this form are as follows: Name Address Vanguard Group P.O. Box 2600, V26 Valley Forge, PA 19482 USA print name Shawn Acker capacity Compliance Manager sign here date 18 July 2025

External Use Authorized DIRECTIONS (1) If there are a number of substantial holders with similar or related interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form. (2) See the definition of “associate” in section 9 of the Corporations Act 2001. (3) See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an Associate has a relevant interest in. (6) The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100. (7) Include details of: (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of “relevant agreement” in section 9 of the Corporations Act 2001. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write “unknown”. (9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest has acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder of its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A To Company Rio Tinto Limited ACN/ARSN 004 458 404 Substantial Holder Name Vanguard Group ACN/ARSN N/A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 14-Mar-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary Limited 49 49 14-Mar-2025 The Vanguard Group, Inc. BUY 118.20 Ordinary Limited 3,930 3,930 14-Mar-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary Limited 54 54 14-Mar-2025 The Vanguard Group, Inc. BUY 118.20 Ordinary Limited 2,232 2,232 14-Mar-2025 The Vanguard Group, Inc. SELL 117.37 Ordinary Limited (4,074) (4,074) 14-Mar-2025 The Vanguard Group, Inc. BUY 117.85 Ordinary Limited 3,959 3,959 14-Mar-2025 The Vanguard Group, Inc. BUY 48.18 Ordinary Plc 273 273 14-Mar-2025 The Vanguard Group, Inc. BUY 48.18 Ordinary Plc 112 112 14-Mar-2025 The Vanguard Group, Inc. BUY 48.67 Ordinary Plc 11,690 11,690 14-Mar-2025 The Vanguard Group, Inc. BUY 48.67 Ordinary Plc 7,068 7,068 14-Mar-2025 The Vanguard Group, Inc. BUY 48.18 Ordinary Plc 207 207 14-Mar-2025 The Vanguard Group, Inc. BUY 48.67 Ordinary Plc 4,536 4,536 14-Mar-2025 The Vanguard Group, Inc. SELL 48.04 Ordinary Plc (10,119) (10,119) 14-Mar-2025 The Vanguard Group, Inc. BUY 48.18 Ordinary Plc 898 898 14-Mar-2025 The Vanguard Group, Inc. SELL 63.04 ADR (39,242) (39,242) 17-Mar-2025 The Vanguard Group, Inc. BUY 119.20 Ordinary Limited 320 320 17-Mar-2025 The Vanguard Group, Inc. BUY 120.13 Ordinary Limited 4,371 4,371 17-Mar-2025 The Vanguard Group, Inc. BUY 120.13 Ordinary Limited 2,139 2,139 17-Mar-2025 The Vanguard Group, Inc. BUY 120.13 Ordinary Limited 2,000 2,000 17-Mar-2025 The Vanguard Group, Inc. BUY 120.13 Ordinary Limited 2,000 2,000 17-Mar-2025 The Vanguard Group, Inc. BUY 48.91 Ordinary Plc 956 956 17-Mar-2025 The Vanguard Group, Inc. BUY 48.91 Ordinary Plc 195 195 17-Mar-2025 The Vanguard Group, Inc. BUY 48.99 Ordinary Plc 18,848 18,848 17-Mar-2025 The Vanguard Group, Inc. BUY 48.99 Ordinary Plc 8,883 8,883 17-Mar-2025 The Vanguard Group, Inc. BUY 48.99 Ordinary Plc 4,347 4,347 17-Mar-2025 The Vanguard Group, Inc. BUY 48.99 Ordinary Plc 5,710 5,710 17-Mar-2025 The Vanguard Group, Inc. BUY 48.99 Ordinary Plc 5,710 5,710 17-Mar-2025 The Vanguard Group, Inc. SELL 63.61 ADR (7,900) (7,900) 17-Mar-2025 The Vanguard Group, Inc. SELL 63.61 ADR (9,700) (9,700) 17-Mar-2025 The Vanguard Group, Inc. SELL 63.61 ADR (83,800) (83,800) 17-Mar-2025 The Vanguard Group, Inc. SELL 63.61 ADR (102,600) (102,600) 17-Mar-2025 The Vanguard Group, Inc. SELL 63.61 ADR (219,247) (219,247) 17-Mar-2025 The Vanguard Group, Inc. SELL 63.61 ADR (268,301) (268,301) 18-Mar-2025 The Vanguard Group, Inc. BUY 119.53 Ordinary Limited 441 441 18-Mar-2025 The Vanguard Group, Inc. BUY 119.53 Ordinary Limited 89 89 18-Mar-2025 The Vanguard Group, Inc. BUY 119.53 Ordinary Limited 89 89 18-Mar-2025 The Vanguard Group, Inc. BUY 49.07 Ordinary Plc 249 249 18-Mar-2025 The Vanguard Group, Inc. BUY 49.07 Ordinary Plc 1,008 1,008 18-Mar-2025 The Vanguard Group, Inc. BUY 49.07 Ordinary Plc 195 195 18-Mar-2025 The Vanguard Group, Inc. SELL 63.70 ADR (1,742) (1,742) 18-Mar-2025 The Vanguard Group, Inc. SELL 63.72 ADR (1,700) (1,700) 18-Mar-2025 The Vanguard Group, Inc. SELL 63.70 ADR (17,698) (17,698) 18-Mar-2025 The Vanguard Group, Inc. SELL 63.72 ADR (18,047) (18,047) 18-Mar-2025 The Vanguard Group, Inc. SELL 63.70 ADR (46,487) (46,487) 18-Mar-2025 The Vanguard Group, Inc. SELL 63.72 ADR (47,000) (47,000) 19-Mar-2025 The Vanguard Group, Inc. BUY 118.70 Ordinary Limited 276 276 19-Mar-2025 The Vanguard Group, Inc. BUY 118.70 Ordinary Limited 202 202 19-Mar-2025 The Vanguard Group, Inc. BUY 118.70 Ordinary Limited 170 170 19-Mar-2025 The Vanguard Group, Inc. BUY 119.23 Ordinary Limited 1,176 1,176 19-Mar-2025 The Vanguard Group, Inc. BUY 118.70 Ordinary Limited 194 194 19-Mar-2025 The Vanguard Group, Inc. BUY 119.23 Ordinary Limited 800 800 19-Mar-2025 The Vanguard Group, Inc. BUY 49.07 Ordinary Plc 174 174 19-Mar-2025 The Vanguard Group, Inc. BUY 49.07 Ordinary Plc 762 762 19-Mar-2025 The Vanguard Group, Inc. BUY 49.07 Ordinary Plc 512 512 19-Mar-2025 The Vanguard Group, Inc. BUY 49.07 Ordinary Plc 558 558 19-Mar-2025 The Vanguard Group, Inc. BUY 49.07 Ordinary Plc 3,904 3,904 19-Mar-2025 The Vanguard Group, Inc. BUY 49.07 Ordinary Plc 368 368 19-Mar-2025 The Vanguard Group, Inc. BUY 49.11 Ordinary Plc 1,351 1,351 19-Mar-2025 The Vanguard Group, Inc. BUY 49.07 Ordinary Plc 538 538 19-Mar-2025 The Vanguard Group, Inc. BUY 49.11 Ordinary Plc 2,292 2,292 19-Mar-2025 The Vanguard Group, Inc. SELL 63.86 ADR (22,481) (22,481) 20-Mar-2025 The Vanguard Group, Inc. BUY 117.50 Ordinary Limited 196 196 20-Mar-2025 The Vanguard Group, Inc. BUY 117.50 Ordinary Limited 490 490 20-Mar-2025 The Vanguard Group, Inc. BUY 117.50 Ordinary Limited 1,792 1,792 20-Mar-2025 The Vanguard Group, Inc. BUY 117.50 Ordinary Limited 404 404 20-Mar-2025 The Vanguard Group, Inc. BUY 117.50 Ordinary Limited 1,212 1,212 20-Mar-2025 The Vanguard Group, Inc. BUY 48.43 Ordinary Plc 448 448 20-Mar-2025 The Vanguard Group, Inc. BUY 48.43 Ordinary Plc 1,120 1,120 20-Mar-2025 The Vanguard Group, Inc. BUY 48.40 Ordinary Plc 5,384 5,384 20-Mar-2025 The Vanguard Group, Inc. BUY 48.43 Ordinary Plc 12,611 12,611 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 20-Mar-2025 The Vanguard Group, Inc. BUY 48.40 Ordinary Plc 4,712 4,712 20-Mar-2025 The Vanguard Group, Inc. BUY 48.40 Ordinary Plc 1,144 1,144 20-Mar-2025 The Vanguard Group, Inc. BUY 48.40 Ordinary Plc 3,432 3,432 21-Mar-2025 The Vanguard Group, Inc. SELL 118.58 Ordinary Limited (2,138) (2,138) 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 240 240 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 29 29 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 824 824 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 76 76 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 76 76 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 96 96 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 2,805 2,805 21-Mar-2025 The Vanguard Group, Inc. BUY 117.64 Ordinary Limited 1,008 1,008 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 823 823 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 24,175 24,175 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 13 13 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 357 357 21-Mar-2025 The Vanguard Group, Inc. BUY 117.64 Ordinary Limited 2,790 2,790 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 605 605 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 17,762 17,762 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 311 311 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 9,125 9,125 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 17 17 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 470 470 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 77 77 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 2,222 2,222 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 68 68 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 1,962 1,962 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 17 17 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary Limited 470 470 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 57,124 57,124 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 643 643 21-Mar-2025 The Vanguard Group, Inc. SELL 47.57 Ordinary Plc (13,657) (13,657) 21-Mar-2025 The Vanguard Group, Inc. SELL 47.57 Ordinary Plc (2,549) (2,549) 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 717 717 21-Mar-2025 The Vanguard Group, Inc. SELL 47.57 Ordinary Plc (2,487) (2,487) 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 10,332 10,332 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 1,952 1,952 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 976 976 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 232 232 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 6,170 6,170 21-Mar-2025 The Vanguard Group, Inc. BUY 47.70 Ordinary Plc 1,158 1,158 21-Mar-2025 The Vanguard Group, Inc. SELL 47.57 Ordinary Plc (74,532) (74,532) 21-Mar-2025 The Vanguard Group, Inc. SELL 47.57 Ordinary Plc (5,493) (5,493) 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 55,356 55,356 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 20,591 20,591 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 1,117 1,117 21-Mar-2025 The Vanguard Group, Inc. BUY 47.70 Ordinary Plc 5,670 5,670 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 1,692 1,692 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 2,197 2,197 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 1,195 1,195 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 821 821 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 1,494 1,494 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 6,209 6,209 21-Mar-2025 The Vanguard Group, Inc. BUY 47.57 Ordinary Plc 871 871 24-Mar-2025 The Vanguard Group, Inc. BUY 119.19 Ordinary Limited 2,822 2,822 24-Mar-2025 The Vanguard Group, Inc. BUY 119.10 Ordinary Limited 111 111 24-Mar-2025 The Vanguard Group, Inc. BUY 118.00 Ordinary Limited 591 591 24-Mar-2025 The Vanguard Group, Inc. BUY 48.15 Ordinary Plc 2,516 2,516 24-Mar-2025 The Vanguard Group, Inc. BUY 48.15 Ordinary Plc 18,383 18,383 24-Mar-2025 The Vanguard Group, Inc. BUY 48.28 Ordinary Plc 264 264 24-Mar-2025 The Vanguard Group, Inc. BUY 48.76 Ordinary Plc 1,087 1,087 25-Mar-2025 The Vanguard Group, Inc. BUY 118.78 Ordinary Limited 276 276 25-Mar-2025 The Vanguard Group, Inc. BUY 118.78 Ordinary Limited 72 72 25-Mar-2025 The Vanguard Group, Inc. BUY 118.96 Ordinary Limited 559 559 25-Mar-2025 The Vanguard Group, Inc. BUY 119.43 Ordinary Limited 594 594 25-Mar-2025 The Vanguard Group, Inc. BUY 48.56 Ordinary Plc 762 762 25-Mar-2025 The Vanguard Group, Inc. BUY 48.56 Ordinary Plc 1,952 1,952 25-Mar-2025 The Vanguard Group, Inc. BUY 48.56 Ordinary Plc 232 232 25-Mar-2025 The Vanguard Group, Inc. BUY 48.56 Ordinary Plc 225 225 25-Mar-2025 The Vanguard Group, Inc. BUY 47.92 Ordinary Plc 1,457 1,457 25-Mar-2025 The Vanguard Group, Inc. BUY 48.52 Ordinary Plc 1,704 1,704 25-Mar-2025 The Vanguard Group, Inc. BUY 47.92 Ordinary Plc 6,703 6,703 25-Mar-2025 The Vanguard Group, Inc. BUY 48.56 Ordinary Plc 2,687 2,687 25-Mar-2025 The Vanguard Group, Inc. BUY 48.68 Ordinary Plc 275 275 26-Mar-2025 The Vanguard Group, Inc. BUY 119.96 Ordinary Limited 147 147 26-Mar-2025 The Vanguard Group, Inc. BUY 119.96 Ordinary Limited 400 400 26-Mar-2025 The Vanguard Group, Inc. BUY 119.96 Ordinary Limited 76 76 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 26-Mar-2025 The Vanguard Group, Inc. BUY 119.96 Ordinary Limited 67 67 26-Mar-2025 The Vanguard Group, Inc. BUY 48.80 Ordinary Plc 257 257 26-Mar-2025 The Vanguard Group, Inc. BUY 48.80 Ordinary Plc 465 465 26-Mar-2025 The Vanguard Group, Inc. BUY 48.80 Ordinary Plc 1,195 1,195 26-Mar-2025 The Vanguard Group, Inc. BUY 48.80 Ordinary Plc 232 232 26-Mar-2025 The Vanguard Group, Inc. BUY 48.72 Ordinary Plc 14,825 14,825 26-Mar-2025 The Vanguard Group, Inc. BUY 48.72 Ordinary Plc 17,790 17,790 26-Mar-2025 The Vanguard Group, Inc. BUY 48.77 Ordinary Plc 6,615 6,615 26-Mar-2025 The Vanguard Group, Inc. BUY 48.80 Ordinary Plc 130 130 26-Mar-2025 The Vanguard Group, Inc. BUY 48.80 Ordinary Plc 9,994 9,994 26-Mar-2025 The Vanguard Group, Inc. BUY 48.80 Ordinary Plc 889 889 26-Mar-2025 The Vanguard Group, Inc. BUY 48.77 Ordinary Plc 1,243 1,243 26-Mar-2025 The Vanguard Group, Inc. BUY 48.80 Ordinary Plc 568 568 26-Mar-2025 The Vanguard Group, Inc. SELL 62.88 ADR (30,119) (30,119) 27-Mar-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary Limited 245 245 27-Mar-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary Limited 308 308 27-Mar-2025 The Vanguard Group, Inc. BUY 120.24 Ordinary Limited 1,458 1,458 27-Mar-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary Limited 14,129 14,129 27-Mar-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary Limited 2,775 2,775 27-Mar-2025 The Vanguard Group, Inc. BUY 120.24 Ordinary Limited 788 788 27-Mar-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary Limited 536 536 27-Mar-2025 The Vanguard Group, Inc. BUY 120.35 Ordinary Limited 3,704 3,704 27-Mar-2025 The Vanguard Group, Inc. BUY 48.14 Ordinary Plc 775 775 27-Mar-2025 The Vanguard Group, Inc. BUY 48.14 Ordinary Plc 6,154 6,154 27-Mar-2025 The Vanguard Group, Inc. BUY 48.14 Ordinary Plc 14,661 14,661 27-Mar-2025 The Vanguard Group, Inc. BUY 48.14 Ordinary Plc 122 122 27-Mar-2025 The Vanguard Group, Inc. BUY 48.02 Ordinary Plc 3,384 3,384 27-Mar-2025 The Vanguard Group, Inc. BUY 48.14 Ordinary Plc 9,644 9,644 27-Mar-2025 The Vanguard Group, Inc. BUY 48.14 Ordinary Plc 20,570 20,570 27-Mar-2025 The Vanguard Group, Inc. BUY 48.02 Ordinary Plc 2,268 2,268 27-Mar-2025 The Vanguard Group, Inc. BUY 48.14 Ordinary Plc 1,905 1,905 27-Mar-2025 The Vanguard Group, Inc. BUY 48.14 Ordinary Plc 330 330 27-Mar-2025 The Vanguard Group, Inc. SELL 62.34 ADR (24,291) (24,291) 28-Mar-2025 The Vanguard Group, Inc. BUY 119.76 Ordinary Limited 62 62 28-Mar-2025 The Vanguard Group, Inc. BUY 121.26 Ordinary Limited 240 240 28-Mar-2025 The Vanguard Group, Inc. BUY 119.76 Ordinary Limited 1,322 1,322 28-Mar-2025 The Vanguard Group, Inc. BUY 120.38 Ordinary Limited 4,050 4,050 28-Mar-2025 The Vanguard Group, Inc. BUY 47.16 Ordinary Plc 139 139 28-Mar-2025 The Vanguard Group, Inc. BUY 47.16 Ordinary Plc 717 717 28-Mar-2025 The Vanguard Group, Inc. BUY 47.16 Ordinary Plc 2,440 2,440 28-Mar-2025 The Vanguard Group, Inc. BUY 48.10 Ordinary Plc 1,591 1,591 28-Mar-2025 The Vanguard Group, Inc. BUY 47.09 Ordinary Plc 9,400 9,400 28-Mar-2025 The Vanguard Group, Inc. SELL 47.02 Ordinary Plc (3,673) (3,673) 28-Mar-2025 The Vanguard Group, Inc. SELL 47.27 Ordinary Plc (5,789) (5,789) 28-Mar-2025 The Vanguard Group, Inc. BUY 47.16 Ordinary Plc 6,165 6,165 28-Mar-2025 The Vanguard Group, Inc. SELL 47.02 Ordinary Plc (16,836) (16,836) 28-Mar-2025 The Vanguard Group, Inc. SELL 47.27 Ordinary Plc (26,530) (26,530) 28-Mar-2025 The Vanguard Group, Inc. SELL 61.01 ADR (202,924) (202,924) 28-Mar-2025 The Vanguard Group, Inc. SELL 61.27 ADR (319,600) (319,600) 28-Mar-2025 The Vanguard Group, Inc. SELL 61.01 ADR (1,088) (1,088) 28-Mar-2025 The Vanguard Group, Inc. SELL 61.27 ADR (1,700) (1,700) 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary Limited 294 294 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary Limited 230 230 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary Limited 49 49 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary Limited 320 320 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary Limited 386 386 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary Limited 386 386 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary Limited 530 530 31-Mar-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 930 930 31-Mar-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 155 155 31-Mar-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 635 635 31-Mar-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 956 956 31-Mar-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 425 425 31-Mar-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 4,085 4,085 31-Mar-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 844 844 31-Mar-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 407 407 1-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary Limited 98 98 1-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary Limited 147 147 1-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary Limited 392 392 1-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary Limited 924 924 1-Apr-2025 The Vanguard Group, Inc. BUY 117.46 Ordinary Limited 2,370 2,370 1-Apr-2025 The Vanguard Group, Inc. BUY 117.14 Ordinary Limited 106 106 1-Apr-2025 The Vanguard Group, Inc. BUY 116.06 Ordinary Limited 5,881 5,881 1-Apr-2025 The Vanguard Group, Inc. BUY 46.55 Ordinary Plc 305 305 1-Apr-2025 The Vanguard Group, Inc. BUY 46.55 Ordinary Plc 310 310 1-Apr-2025 The Vanguard Group, Inc. BUY 46.55 Ordinary Plc 465 465 1-Apr-2025 The Vanguard Group, Inc. BUY 46.55 Ordinary Plc 1,240 1,240 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 1-Apr-2025 The Vanguard Group, Inc. BUY 46.55 Ordinary Plc 1,952 1,952 1-Apr-2025 The Vanguard Group, Inc. BUY 46.65 Ordinary Plc 672 672 1-Apr-2025 The Vanguard Group, Inc. BUY 46.60 Ordinary Plc 7,056 7,056 1-Apr-2025 The Vanguard Group, Inc. BUY 46.50 Ordinary Plc 5,690 5,690 1-Apr-2025 The Vanguard Group, Inc. BUY 46.55 Ordinary Plc 210 210 1-Apr-2025 The Vanguard Group, Inc. BUY 46.48 Ordinary Plc 26,287 26,287 1-Apr-2025 The Vanguard Group, Inc. BUY 46.55 Ordinary Plc 1,189 1,189 2-Apr-2025 The Vanguard Group, Inc. BUY 115.08 Ordinary Limited 276 276 2-Apr-2025 The Vanguard Group, Inc. BUY 115.08 Ordinary Limited 92 92 2-Apr-2025 The Vanguard Group, Inc. BUY 115.08 Ordinary Limited 49 49 2-Apr-2025 The Vanguard Group, Inc. BUY 115.64 Ordinary Limited 1,494 1,494 2-Apr-2025 The Vanguard Group, Inc. BUY 115.08 Ordinary Limited 83 83 2-Apr-2025 The Vanguard Group, Inc. BUY 115.08 Ordinary Limited 695 695 2-Apr-2025 The Vanguard Group, Inc. BUY 115.64 Ordinary Limited 985 985 2-Apr-2025 The Vanguard Group, Inc. BUY 46.02 Ordinary Plc 259 259 2-Apr-2025 The Vanguard Group, Inc. BUY 46.02 Ordinary Plc 254 254 2-Apr-2025 The Vanguard Group, Inc. BUY 46.02 Ordinary Plc 155 155 2-Apr-2025 The Vanguard Group, Inc. BUY 46.02 Ordinary Plc 762 762 2-Apr-2025 The Vanguard Group, Inc. BUY 46.24 Ordinary Plc 3,572 3,572 2-Apr-2025 The Vanguard Group, Inc. BUY 46.08 Ordinary Plc 1,332 1,332 2-Apr-2025 The Vanguard Group, Inc. BUY 46.02 Ordinary Plc 351 351 2-Apr-2025 The Vanguard Group, Inc. BUY 46.08 Ordinary Plc 2,835 2,835 3-Apr-2025 The Vanguard Group, Inc. BUY 111.94 Ordinary Limited 490 490 3-Apr-2025 The Vanguard Group, Inc. BUY 111.94 Ordinary Limited 294 294 3-Apr-2025 The Vanguard Group, Inc. BUY 111.94 Ordinary Limited 80 80 3-Apr-2025 The Vanguard Group, Inc. BUY 113.38 Ordinary Limited 3,293 3,293 3-Apr-2025 The Vanguard Group, Inc. BUY 44.93 Ordinary Plc 105 105 3-Apr-2025 The Vanguard Group, Inc. BUY 44.93 Ordinary Plc 1,550 1,550 3-Apr-2025 The Vanguard Group, Inc. BUY 44.93 Ordinary Plc 930 930 3-Apr-2025 The Vanguard Group, Inc. BUY 44.93 Ordinary Plc 239 239 3-Apr-2025 The Vanguard Group, Inc. BUY 44.93 Ordinary Plc 8,275 8,275 3-Apr-2025 The Vanguard Group, Inc. BUY 45.08 Ordinary Plc 9,617 9,617 3-Apr-2025 The Vanguard Group, Inc. BUY 44.93 Ordinary Plc 1,712 1,712 3-Apr-2025 The Vanguard Group, Inc. SELL 58.47 ADR (1,618) (1,618) 3-Apr-2025 The Vanguard Group, Inc. SELL 58.47 ADR (139,641) (139,641) 4-Apr-2025 The Vanguard Group, Inc. BUY 42.39 Ordinary Plc 7,289 7,289 4-Apr-2025 The Vanguard Group, Inc. BUY 42.39 Ordinary Plc 984 984 4-Apr-2025 The Vanguard Group, Inc. BUY 42.39 Ordinary Plc 917 917 4-Apr-2025 The Vanguard Group, Inc. BUY 42.39 Ordinary Plc 977 977 7-Apr-2025 The Vanguard Group, Inc. BUY 105.40 Ordinary Limited 15,805 15,805 7-Apr-2025 The Vanguard Group, Inc. BUY 108.40 Ordinary Limited 98 98 7-Apr-2025 The Vanguard Group, Inc. SELL 108.40 Ordinary Limited (308) (308) 7-Apr-2025 The Vanguard Group, Inc. SELL 106.89 Ordinary Limited (1,650) (1,650) 7-Apr-2025 The Vanguard Group, Inc. BUY 42.34 Ordinary Plc 276 276 7-Apr-2025 The Vanguard Group, Inc. BUY 42.34 Ordinary Plc 3,789 3,789 7-Apr-2025 The Vanguard Group, Inc. BUY 42.69 Ordinary Plc 2,318 2,318 7-Apr-2025 The Vanguard Group, Inc. SELL 42.34 Ordinary Plc (290) (290) 7-Apr-2025 The Vanguard Group, Inc. SELL 42.34 Ordinary Plc (10,344) (10,344) 7-Apr-2025 The Vanguard Group, Inc. BUY 53.84 ADR 40,938 40,938 7-Apr-2025 The Vanguard Group, Inc. BUY 54.15 ADR 77,807 77,807 7-Apr-2025 The Vanguard Group, Inc. BUY 55.36 ADR 52,293 52,293 8-Apr-2025 The Vanguard Group, Inc. SELL 109.49 Ordinary Limited (113) (113) 8-Apr-2025 The Vanguard Group, Inc. BUY 109.48 Ordinary Limited 147 147 8-Apr-2025 The Vanguard Group, Inc. BUY 109.48 Ordinary Limited 980 980 8-Apr-2025 The Vanguard Group, Inc. BUY 109.48 Ordinary Limited 206 206 8-Apr-2025 The Vanguard Group, Inc. SELL 109.49 Ordinary Limited (320) (320) 8-Apr-2025 The Vanguard Group, Inc. BUY 107.06 Ordinary Limited 243 243 8-Apr-2025 The Vanguard Group, Inc. BUY 109.49 Ordinary Limited 520 520 8-Apr-2025 The Vanguard Group, Inc. BUY 42.16 Ordinary Plc 2,760 2,760 8-Apr-2025 The Vanguard Group, Inc. BUY 42.16 Ordinary Plc 414 414 8-Apr-2025 The Vanguard Group, Inc. BUY 42.16 Ordinary Plc 444 444 8-Apr-2025 The Vanguard Group, Inc. SELL 40.85 Ordinary Plc (14,280) (14,280) 8-Apr-2025 The Vanguard Group, Inc. SELL 42.16 Ordinary Plc (970) (970) 8-Apr-2025 The Vanguard Group, Inc. BUY 40.85 Ordinary Plc 564 564 8-Apr-2025 The Vanguard Group, Inc. BUY 42.77 Ordinary Plc 22,478 22,478 8-Apr-2025 The Vanguard Group, Inc. BUY 42.16 Ordinary Plc 885 885 8-Apr-2025 The Vanguard Group, Inc. BUY 42.77 Ordinary Plc 6,957 6,957 9-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary Limited 78 78 9-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary Limited 490 490 9-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary Limited 92 92 9-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary Limited 1,029 1,029 9-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary Limited 309 309 9-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary Limited 72 72 9-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary Limited 152 152 9-Apr-2025 The Vanguard Group, Inc. BUY 109.33 Ordinary Limited 830 830 9-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary Limited 690 690 9-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary Limited 1,748 1,748 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 9-Apr-2025 The Vanguard Group, Inc. BUY 41.17 Ordinary Plc 14,059 14,059 9-Apr-2025 The Vanguard Group, Inc. BUY 41.17 Ordinary Plc 1,380 1,380 9-Apr-2025 The Vanguard Group, Inc. BUY 41.17 Ordinary Plc 254 254 9-Apr-2025 The Vanguard Group, Inc. BUY 41.17 Ordinary Plc 2,898 2,898 9-Apr-2025 The Vanguard Group, Inc. BUY 41.17 Ordinary Plc 666 666 9-Apr-2025 The Vanguard Group, Inc. BUY 41.17 Ordinary Plc 7,320 7,320 9-Apr-2025 The Vanguard Group, Inc. BUY 41.17 Ordinary Plc 1,150 1,150 9-Apr-2025 The Vanguard Group, Inc. BUY 41.17 Ordinary Plc 430 430 9-Apr-2025 The Vanguard Group, Inc. BUY 41.17 Ordinary Plc 225 225 9-Apr-2025 The Vanguard Group, Inc. BUY 44.70 Ordinary Plc 740 740 9-Apr-2025 The Vanguard Group, Inc. BUY 44.70 Ordinary Plc 4,165 4,165 9-Apr-2025 The Vanguard Group, Inc. BUY 41.19 Ordinary Plc 994 994 9-Apr-2025 The Vanguard Group, Inc. BUY 41.17 Ordinary Plc 1,435 1,435 9-Apr-2025 The Vanguard Group, Inc. SELL 41.14 Ordinary Plc (4,789) (4,789) 9-Apr-2025 The Vanguard Group, Inc. BUY 41.17 Ordinary Plc 1,846 1,846 9-Apr-2025 The Vanguard Group, Inc. SELL 41.14 Ordinary Plc (22,107) (22,107) 9-Apr-2025 The Vanguard Group, Inc. SELL 52.61 ADR (267,958) (267,958) 9-Apr-2025 The Vanguard Group, Inc. SELL 52.61 ADR (1,430) (1,430) 10-Apr-2025 The Vanguard Group, Inc. BUY 110.59 Ordinary Limited 147 147 10-Apr-2025 The Vanguard Group, Inc. BUY 110.59 Ordinary Limited 784 784 10-Apr-2025 The Vanguard Group, Inc. BUY 110.59 Ordinary Limited 924 924 10-Apr-2025 The Vanguard Group, Inc. BUY 110.59 Ordinary Limited 76 76 10-Apr-2025 The Vanguard Group, Inc. SELL 110.13 Ordinary Limited (2,988) (2,988) 10-Apr-2025 The Vanguard Group, Inc. BUY 42.08 Ordinary Plc 2,208 2,208 10-Apr-2025 The Vanguard Group, Inc. BUY 42.08 Ordinary Plc 414 414 10-Apr-2025 The Vanguard Group, Inc. BUY 42.08 Ordinary Plc 976 976 10-Apr-2025 The Vanguard Group, Inc. BUY 42.08 Ordinary Plc 976 976 10-Apr-2025 The Vanguard Group, Inc. BUY 42.08 Ordinary Plc 575 575 10-Apr-2025 The Vanguard Group, Inc. BUY 42.08 Ordinary Plc 215 215 10-Apr-2025 The Vanguard Group, Inc. BUY 42.08 Ordinary Plc 10,735 10,735 10-Apr-2025 The Vanguard Group, Inc. BUY 42.08 Ordinary Plc 8,943 8,943 10-Apr-2025 The Vanguard Group, Inc. BUY 42.08 Ordinary Plc 628 628 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary Limited 686 686 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary Limited 92 92 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary Limited 412 412 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary Limited 412 412 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary Limited 76 76 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary Limited 228 228 11-Apr-2025 The Vanguard Group, Inc. BUY 107.98 Ordinary Limited 7,531 7,531 11-Apr-2025 The Vanguard Group, Inc. SELL 109.92 Ordinary Limited (3,685) (3,685) 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary Limited 138 138 11-Apr-2025 The Vanguard Group, Inc. BUY 109.92 Ordinary Limited 796 796 11-Apr-2025 The Vanguard Group, Inc. BUY 43.04 Ordinary Plc 9,269 9,269 11-Apr-2025 The Vanguard Group, Inc. SELL 43.04 Ordinary Plc (154) (154) 11-Apr-2025 The Vanguard Group, Inc. BUY 43.04 Ordinary Plc 1,932 1,932 11-Apr-2025 The Vanguard Group, Inc. BUY 43.04 Ordinary Plc 254 254 11-Apr-2025 The Vanguard Group, Inc. BUY 43.04 Ordinary Plc 888 888 11-Apr-2025 The Vanguard Group, Inc. BUY 43.04 Ordinary Plc 888 888 11-Apr-2025 The Vanguard Group, Inc. BUY 43.04 Ordinary Plc 215 215 11-Apr-2025 The Vanguard Group, Inc. BUY 43.04 Ordinary Plc 645 645 11-Apr-2025 The Vanguard Group, Inc. BUY 43.04 Ordinary Plc 10,958 10,958 11-Apr-2025 The Vanguard Group, Inc. BUY 43.04 Ordinary Plc 423 423 11-Apr-2025 The Vanguard Group, Inc. BUY 43.95 Ordinary Plc 2,280 2,280 11-Apr-2025 The Vanguard Group, Inc. BUY 42.54 Ordinary Plc 4,470 4,470 11-Apr-2025 The Vanguard Group, Inc. BUY 43.04 Ordinary Plc 18,929 18,929 14-Apr-2025 The Vanguard Group, Inc. BUY 110.84 Ordinary Limited 70 70 14-Apr-2025 The Vanguard Group, Inc. BUY 110.85 Ordinary Limited 230 230 14-Apr-2025 The Vanguard Group, Inc. BUY 110.85 Ordinary Limited 245 245 14-Apr-2025 The Vanguard Group, Inc. BUY 110.85 Ordinary Limited 49 49 14-Apr-2025 The Vanguard Group, Inc. BUY 110.85 Ordinary Limited 76 76 14-Apr-2025 The Vanguard Group, Inc. BUY 111.48 Ordinary Limited 1,105 1,105 14-Apr-2025 The Vanguard Group, Inc. BUY 111.48 Ordinary Limited 394 394 14-Apr-2025 The Vanguard Group, Inc. BUY 111.48 Ordinary Limited 985 985 14-Apr-2025 The Vanguard Group, Inc. BUY 43.43 Ordinary Plc 635 635 14-Apr-2025 The Vanguard Group, Inc. BUY 43.43 Ordinary Plc 138 138 14-Apr-2025 The Vanguard Group, Inc. BUY 43.43 Ordinary Plc 690 690 14-Apr-2025 The Vanguard Group, Inc. BUY 43.43 Ordinary Plc 215 215 14-Apr-2025 The Vanguard Group, Inc. BUY 43.29 Ordinary Plc 3,380 3,380 14-Apr-2025 The Vanguard Group, Inc. BUY 43.29 Ordinary Plc 16,660 16,660 14-Apr-2025 The Vanguard Group, Inc. BUY 43.43 Ordinary Plc 729 729 14-Apr-2025 The Vanguard Group, Inc. BUY 43.29 Ordinary Plc 1,140 1,140 14-Apr-2025 The Vanguard Group, Inc. BUY 43.29 Ordinary Plc 2,850 2,850 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary Limited 98 98 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary Limited 98 98 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary Limited 184 184 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary Limited 309 309 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary Limited 308 308 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary Limited 308 308 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary Limited 76 76 15-Apr-2025 The Vanguard Group, Inc. BUY 111.54 Ordinary Limited 1,105 1,105 15-Apr-2025 The Vanguard Group, Inc. BUY 111.54 Ordinary Limited 830 830 15-Apr-2025 The Vanguard Group, Inc. BUY 111.54 Ordinary Limited 1,162 1,162 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary Limited 65 65 15-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 276 276 15-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 276 276 15-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 508 508 15-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 666 666 15-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 976 976 15-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 215 215 15-Apr-2025 The Vanguard Group, Inc. BUY 43.13 Ordinary Plc 3,380 3,380 15-Apr-2025 The Vanguard Group, Inc. BUY 43.13 Ordinary Plc 1,036 1,036 15-Apr-2025 The Vanguard Group, Inc. BUY 43.13 Ordinary Plc 740 740 15-Apr-2025 The Vanguard Group, Inc. BUY 43.13 Ordinary Plc 16,092 16,092 15-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 131 131 15-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 4,082 4,082 16-Apr-2025 The Vanguard Group, Inc. BUY 108.37 Ordinary Limited 49 49 16-Apr-2025 The Vanguard Group, Inc. BUY 108.37 Ordinary Limited 230 230 16-Apr-2025 The Vanguard Group, Inc. BUY 108.37 Ordinary Limited 588 588 16-Apr-2025 The Vanguard Group, Inc. BUY 108.37 Ordinary Limited 616 616 16-Apr-2025 The Vanguard Group, Inc. BUY 108.59 Ordinary Limited 1,105 1,105 16-Apr-2025 The Vanguard Group, Inc. BUY 108.59 Ordinary Limited 1,105 1,105 16-Apr-2025 The Vanguard Group, Inc. BUY 108.59 Ordinary Limited 2,210 2,210 16-Apr-2025 The Vanguard Group, Inc. BUY 109.96 Ordinary Limited 5,124 5,124 16-Apr-2025 The Vanguard Group, Inc. BUY 108.37 Ordinary Limited 357 357 16-Apr-2025 The Vanguard Group, Inc. BUY 108.59 Ordinary Limited 796 796 16-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 389 389 16-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 138 138 16-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 635 635 16-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 1,656 1,656 16-Apr-2025 The Vanguard Group, Inc. BUY 42.96 Ordinary Plc 3,380 3,380 16-Apr-2025 The Vanguard Group, Inc. BUY 42.96 Ordinary Plc 3,380 3,380 16-Apr-2025 The Vanguard Group, Inc. BUY 42.96 Ordinary Plc 6,760 6,760 16-Apr-2025 The Vanguard Group, Inc. BUY 42.86 Ordinary Plc 3,523 3,523 16-Apr-2025 The Vanguard Group, Inc. BUY 42.86 Ordinary Plc 2,288 2,288 16-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 1,091 1,091 16-Apr-2025 The Vanguard Group, Inc. BUY 42.96 Ordinary Plc 2,284 2,284 16-Apr-2025 The Vanguard Group, Inc. BUY 43.53 Ordinary Plc 1,409 1,409 16-Apr-2025 The Vanguard Group, Inc. BUY 43.22 Ordinary Plc 151 151 16-Apr-2025 The Vanguard Group, Inc. SELL 57.16 ADR (529) (529) 17-Apr-2025 The Vanguard Group, Inc. BUY 111.54 Ordinary Limited 147 147 17-Apr-2025 The Vanguard Group, Inc. BUY 111.54 Ordinary Limited 309 309 17-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary Limited 884 884 17-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary Limited 995 995 17-Apr-2025 The Vanguard Group, Inc. BUY 109.75 Ordinary Limited 4,929 4,929 17-Apr-2025 The Vanguard Group, Inc. BUY 43.98 Ordinary Plc 366 366 17-Apr-2025 The Vanguard Group, Inc. BUY 43.98 Ordinary Plc 414 414 17-Apr-2025 The Vanguard Group, Inc. BUY 43.98 Ordinary Plc 666 666 17-Apr-2025 The Vanguard Group, Inc. BUY 43.91 Ordinary Plc 2,704 2,704 17-Apr-2025 The Vanguard Group, Inc. BUY 43.98 Ordinary Plc 985 985 17-Apr-2025 The Vanguard Group, Inc. BUY 43.91 Ordinary Plc 2,860 2,860 17-Apr-2025 The Vanguard Group, Inc. SELL 58.44 ADR (4,496) (4,496) 17-Apr-2025 The Vanguard Group, Inc. SELL 58.44 ADR (21) (21) 22-Apr-2025 The Vanguard Group, Inc. BUY 111.62 Ordinary Limited 98 98 22-Apr-2025 The Vanguard Group, Inc. BUY 111.64 Ordinary Limited 82 82 22-Apr-2025 The Vanguard Group, Inc. BUY 112.55 Ordinary Limited 1,296 1,296 22-Apr-2025 The Vanguard Group, Inc. BUY 112.55 Ordinary Limited 796 796 22-Apr-2025 The Vanguard Group, Inc. BUY 44.67 Ordinary Plc 229 229 22-Apr-2025 The Vanguard Group, Inc. BUY 44.67 Ordinary Plc 276 276 22-Apr-2025 The Vanguard Group, Inc. BUY 44.67 Ordinary Plc 575 575 22-Apr-2025 The Vanguard Group, Inc. BUY 44.53 Ordinary Plc 8,812 8,812 22-Apr-2025 The Vanguard Group, Inc. BUY 44.37 Ordinary Plc 7,789 7,789 22-Apr-2025 The Vanguard Group, Inc. BUY 44.85 Ordinary Plc 1,791 1,791 22-Apr-2025 The Vanguard Group, Inc. BUY 44.67 Ordinary Plc 165 165 22-Apr-2025 The Vanguard Group, Inc. BUY 44.67 Ordinary Plc 25,064 25,064 22-Apr-2025 The Vanguard Group, Inc. BUY 44.85 Ordinary Plc 3,008 3,008 22-Apr-2025 The Vanguard Group, Inc. BUY 44.67 Ordinary Plc 155 155 22-Apr-2025 The Vanguard Group, Inc. BUY 44.67 Ordinary Plc 340 340 22-Apr-2025 The Vanguard Group, Inc. BUY 44.67 Ordinary Plc 1,380 1,380 22-Apr-2025 The Vanguard Group, Inc. BUY 44.85 Ordinary Plc 2,292 2,292 22-Apr-2025 The Vanguard Group, Inc. BUY 44.67 Ordinary Plc 2,562 2,562 22-Apr-2025 The Vanguard Group, Inc. BUY 44.67 Ordinary Plc 3,607 3,607 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary Limited 62 62 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary Limited 147 147 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary Limited 88 88 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 23-Apr-2025 The Vanguard Group, Inc. BUY 113.63 Ordinary Limited 1,326 1,326 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary Limited 5,251 5,251 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary Limited 206 206 23-Apr-2025 The Vanguard Group, Inc. BUY 113.63 Ordinary Limited 1,377 1,377 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary Limited 546 546 23-Apr-2025 The Vanguard Group, Inc. BUY 113.55 Ordinary Limited 579 579 23-Apr-2025 The Vanguard Group, Inc. BUY 113.63 Ordinary Limited 995 995 23-Apr-2025 The Vanguard Group, Inc. BUY 113.63 Ordinary Limited 796 796 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary Limited 50,747 50,747 23-Apr-2025 The Vanguard Group, Inc. BUY 45.86 Ordinary Plc 5,279 5,279 23-Apr-2025 The Vanguard Group, Inc. BUY 45.86 Ordinary Plc 182 182 23-Apr-2025 The Vanguard Group, Inc. BUY 45.86 Ordinary Plc 414 414 23-Apr-2025 The Vanguard Group, Inc. BUY 45.86 Ordinary Plc 256 256 23-Apr-2025 The Vanguard Group, Inc. BUY 45.86 Ordinary Plc 1,464 1,464 23-Apr-2025 The Vanguard Group, Inc. BUY 45.23 Ordinary Plc 4,056 4,056 23-Apr-2025 The Vanguard Group, Inc. BUY 45.86 Ordinary Plc 4,024 4,024 23-Apr-2025 The Vanguard Group, Inc. BUY 45.23 Ordinary Plc 19,701 19,701 23-Apr-2025 The Vanguard Group, Inc. BUY 45.86 Ordinary Plc 5,121 5,121 23-Apr-2025 The Vanguard Group, Inc. BUY 45.86 Ordinary Plc 656 656 23-Apr-2025 The Vanguard Group, Inc. BUY 45.23 Ordinary Plc 3,196 3,196 23-Apr-2025 The Vanguard Group, Inc. BUY 45.86 Ordinary Plc 7,761 7,761 23-Apr-2025 The Vanguard Group, Inc. BUY 45.86 Ordinary Plc 528 528 23-Apr-2025 The Vanguard Group, Inc. BUY 45.23 Ordinary Plc 2,830 2,830 23-Apr-2025 The Vanguard Group, Inc. BUY 45.23 Ordinary Plc 2,264 2,264 23-Apr-2025 The Vanguard Group, Inc. BUY 45.86 Ordinary Plc 770 770 23-Apr-2025 The Vanguard Group, Inc. SELL 60.34 ADR (500) (500) 23-Apr-2025 The Vanguard Group, Inc. SELL 60.37 ADR (5,100) (5,100) 23-Apr-2025 The Vanguard Group, Inc. SELL 60.69 ADR (700) (700) 23-Apr-2025 The Vanguard Group, Inc. SELL 60.34 ADR (8,800) (8,800) 23-Apr-2025 The Vanguard Group, Inc. SELL 60.37 ADR (90,600) (90,600) 23-Apr-2025 The Vanguard Group, Inc. SELL 60.69 ADR (13,150) (13,150) 23-Apr-2025 The Vanguard Group, Inc. SELL 61.00 ADR (27,417) (27,417) 23-Apr-2025 The Vanguard Group, Inc. SELL 60.34 ADR (13,176) (13,176) 23-Apr-2025 The Vanguard Group, Inc. SELL 60.37 ADR (134,391) (134,391) 23-Apr-2025 The Vanguard Group, Inc. SELL 60.69 ADR (19,500) (19,500) 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary Limited 392 392 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary Limited 196 196 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary Limited 245 245 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary Limited 515 515 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary Limited 393 393 24-Apr-2025 The Vanguard Group, Inc. BUY 114.70 Ordinary Limited 1,966 1,966 24-Apr-2025 The Vanguard Group, Inc. BUY 116.56 Ordinary Limited 830 830 24-Apr-2025 The Vanguard Group, Inc. BUY 116.56 Ordinary Limited 1,328 1,328 24-Apr-2025 The Vanguard Group, Inc. BUY 116.56 Ordinary Limited 2,364 2,364 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary Limited 1,940 1,940 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary Limited 182 182 24-Apr-2025 The Vanguard Group, Inc. BUY 116.56 Ordinary Limited 2,025 2,025 24-Apr-2025 The Vanguard Group, Inc. BUY 116.56 Ordinary Limited 162 162 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary Limited 4,047 4,047 24-Apr-2025 The Vanguard Group, Inc. BUY 116.56 Ordinary Limited 995 995 24-Apr-2025 The Vanguard Group, Inc. BUY 114.70 Ordinary Limited 4,448 4,448 24-Apr-2025 The Vanguard Group, Inc. BUY 115.18 Ordinary Limited 6,529 6,529 24-Apr-2025 The Vanguard Group, Inc. BUY 46.13 Ordinary Plc 1,104 1,104 24-Apr-2025 The Vanguard Group, Inc. BUY 46.13 Ordinary Plc 690 690 24-Apr-2025 The Vanguard Group, Inc. BUY 46.13 Ordinary Plc 552 552 24-Apr-2025 The Vanguard Group, Inc. BUY 46.13 Ordinary Plc 1,110 1,110 24-Apr-2025 The Vanguard Group, Inc. BUY 46.13 Ordinary Plc 976 976 24-Apr-2025 The Vanguard Group, Inc. BUY 46.13 Ordinary Plc 976 976 24-Apr-2025 The Vanguard Group, Inc. BUY 45.56 Ordinary Plc 3,780 3,780 24-Apr-2025 The Vanguard Group, Inc. BUY 46.25 Ordinary Plc 740 740 24-Apr-2025 The Vanguard Group, Inc. BUY 46.25 Ordinary Plc 1,184 1,184 24-Apr-2025 The Vanguard Group, Inc. BUY 46.25 Ordinary Plc 7,080 7,080 24-Apr-2025 The Vanguard Group, Inc. BUY 46.13 Ordinary Plc 533 533 24-Apr-2025 The Vanguard Group, Inc. BUY 46.13 Ordinary Plc 12,808 12,808 24-Apr-2025 The Vanguard Group, Inc. BUY 46.25 Ordinary Plc 4,700 4,700 24-Apr-2025 The Vanguard Group, Inc. BUY 46.25 Ordinary Plc 376 376 24-Apr-2025 The Vanguard Group, Inc. BUY 46.25 Ordinary Plc 2,860 2,860 24-Apr-2025 The Vanguard Group, Inc. BUY 46.13 Ordinary Plc 1,876 1,876 24-Apr-2025 The Vanguard Group, Inc. SELL 61.02 ADR (3,754) (3,754) 24-Apr-2025 The Vanguard Group, Inc. SELL 61.33 ADR (9,600) (9,600) 24-Apr-2025 The Vanguard Group, Inc. SELL 60.91 ADR (5,000) (5,000) 24-Apr-2025 The Vanguard Group, Inc. SELL 61.02 ADR (65,574) (65,574) 24-Apr-2025 The Vanguard Group, Inc. SELL 61.33 ADR (164,600) (164,600) 24-Apr-2025 The Vanguard Group, Inc. SELL 60.91 ADR (7,400) (7,400) 24-Apr-2025 The Vanguard Group, Inc. SELL 61.02 ADR (97,220) (97,220) 24-Apr-2025 The Vanguard Group, Inc. SELL 61.33 ADR (244,100) (244,100) 25-Apr-2025 The Vanguard Group, Inc. BUY 116.03 Ordinary Limited 1,105 1,105 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 25-Apr-2025 The Vanguard Group, Inc. BUY 116.03 Ordinary Limited 1,296 1,296 25-Apr-2025 The Vanguard Group, Inc. BUY 45.71 Ordinary Plc 3,385 3,385 25-Apr-2025 The Vanguard Group, Inc. BUY 45.50 Ordinary Plc 425 425 25-Apr-2025 The Vanguard Group, Inc. BUY 45.71 Ordinary Plc 3,008 3,008 28-Apr-2025 The Vanguard Group, Inc. BUY 115.00 Ordinary Limited 309 309 28-Apr-2025 The Vanguard Group, Inc. BUY 115.00 Ordinary Limited 616 616 28-Apr-2025 The Vanguard Group, Inc. BUY 115.57 Ordinary Limited 1,970 1,970 28-Apr-2025 The Vanguard Group, Inc. BUY 115.57 Ordinary Limited 1,685 1,685 28-Apr-2025 The Vanguard Group, Inc. BUY 115.46 Ordinary Limited 151 151 28-Apr-2025 The Vanguard Group, Inc. BUY 115.57 Ordinary Limited 1,218 1,218 28-Apr-2025 The Vanguard Group, Inc. BUY 115.46 Ordinary Limited 3,622 3,622 28-Apr-2025 The Vanguard Group, Inc. BUY 45.45 Ordinary Plc 188 188 28-Apr-2025 The Vanguard Group, Inc. BUY 45.25 Ordinary Plc 666 666 28-Apr-2025 The Vanguard Group, Inc. BUY 45.25 Ordinary Plc 488 488 28-Apr-2025 The Vanguard Group, Inc. BUY 45.33 Ordinary Plc 5,900 5,900 28-Apr-2025 The Vanguard Group, Inc. BUY 45.45 Ordinary Plc 5,142 5,142 28-Apr-2025 The Vanguard Group, Inc. BUY 45.25 Ordinary Plc 1,182 1,182 28-Apr-2025 The Vanguard Group, Inc. BUY 45.33 Ordinary Plc 13,731 13,731 28-Apr-2025 The Vanguard Group, Inc. BUY 45.33 Ordinary Plc 3,444 3,444 29-Apr-2025 The Vanguard Group, Inc. BUY 116.63 Ordinary Limited 996 996 29-Apr-2025 The Vanguard Group, Inc. BUY 116.57 Ordinary Limited 128 128 29-Apr-2025 The Vanguard Group, Inc. SELL 45.47 Ordinary Plc (4,186) (4,186) 29-Apr-2025 The Vanguard Group, Inc. BUY 45.47 Ordinary Plc 160 160 29-Apr-2025 The Vanguard Group, Inc. BUY 45.52 Ordinary Plc 888 888 29-Apr-2025 The Vanguard Group, Inc. BUY 45.47 Ordinary Plc 3,319 3,319 29-Apr-2025 The Vanguard Group, Inc. BUY 45.47 Ordinary Plc 371 371 29-Apr-2025 The Vanguard Group, Inc. BUY 45.47 Ordinary Plc 7,956 7,956 29-Apr-2025 The Vanguard Group, Inc. BUY 45.47 Ordinary Plc 1,900 1,900 29-Apr-2025 The Vanguard Group, Inc. BUY 45.47 Ordinary Plc 5,794 5,794 30-Apr-2025 The Vanguard Group, Inc. BUY 116.80 Ordinary Limited 1,348 1,348 30-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary Limited 77 77 30-Apr-2025 The Vanguard Group, Inc. BUY 116.75 Ordinary Limited 720 720 30-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary Limited 646 646 30-Apr-2025 The Vanguard Group, Inc. BUY 44.47 Ordinary Plc 423 423 30-Apr-2025 The Vanguard Group, Inc. BUY 44.47 Ordinary Plc 8,283 8,283 30-Apr-2025 The Vanguard Group, Inc. BUY 44.47 Ordinary Plc 205 205 30-Apr-2025 The Vanguard Group, Inc. BUY 44.47 Ordinary Plc 1,220 1,220 30-Apr-2025 The Vanguard Group, Inc. BUY 44.47 Ordinary Plc 993 993 30-Apr-2025 The Vanguard Group, Inc. BUY 44.47 Ordinary Plc 418 418 1-May-2025 The Vanguard Group, Inc. BUY 115.90 Ordinary Limited 414 414 1-May-2025 The Vanguard Group, Inc. BUY 115.00 Ordinary Limited 470 470 1-May-2025 The Vanguard Group, Inc. BUY 115.00 Ordinary Limited 542 542 1-May-2025 The Vanguard Group, Inc. BUY 44.30 Ordinary Plc 1,143 1,143 2-May-2025 The Vanguard Group, Inc. BUY 116.66 Ordinary Limited 152 152 2-May-2025 The Vanguard Group, Inc. BUY 116.66 Ordinary Limited 199 199 2-May-2025 The Vanguard Group, Inc. BUY 116.66 Ordinary Limited 4,781 4,781 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary Plc 620 620 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary Plc 1,000 1,000 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary Plc 1,500 1,500 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary Plc 430 430 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary Plc 5,967 5,967 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary Plc 3,416 3,416 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary Plc 583 583 2-May-2025 The Vanguard Group, Inc. BUY 45.02 Ordinary Plc 12,494 12,494 2-May-2025 The Vanguard Group, Inc. SELL 45.02 Ordinary Plc (4,782) (4,782) 2-May-2025 The Vanguard Group, Inc. SELL 59.70 ADR (15,588) (15,588) 5-May-2025 The Vanguard Group, Inc. BUY 115.47 Ordinary Limited 3,350 3,350 5-May-2025 The Vanguard Group, Inc. BUY 116.30 Ordinary Limited 5,659 5,659 5-May-2025 The Vanguard Group, Inc. BUY 44.42 Ordinary Plc 12,558 12,558 5-May-2025 The Vanguard Group, Inc. SELL 59.53 ADR (20,379) (20,379) 6-May-2025 The Vanguard Group, Inc. BUY 115.26 Ordinary Limited 294 294 6-May-2025 The Vanguard Group, Inc. BUY 115.26 Ordinary Limited 152 152 6-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary Limited 1,675 1,675 6-May-2025 The Vanguard Group, Inc. BUY 115.26 Ordinary Limited 53 53 6-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary Limited 1,620 1,620 6-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary Limited 2,997 2,997 6-May-2025 The Vanguard Group, Inc. BUY 115.24 Ordinary Limited 4,214 4,214 6-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary Limited 402 402 6-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary Limited 1,809 1,809 6-May-2025 The Vanguard Group, Inc. BUY 44.79 Ordinary Plc 236 236 6-May-2025 The Vanguard Group, Inc. BUY 44.79 Ordinary Plc 828 828 6-May-2025 The Vanguard Group, Inc. BUY 44.79 Ordinary Plc 430 430 6-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 7,787 7,787 6-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 3,594 3,594 6-May-2025 The Vanguard Group, Inc. BUY 44.79 Ordinary Plc 125 125 6-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 6,956 6,956 6-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 3,760 3,760 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 6-May-2025 The Vanguard Group, Inc. BUY 44.66 Ordinary Plc 13,792 13,792 6-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 1,142 1,142 6-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 5,139 5,139 6-May-2025 The Vanguard Group, Inc. BUY 44.79 Ordinary Plc 2,897 2,897 6-May-2025 The Vanguard Group, Inc. SELL 44.79 Ordinary Plc (982) (982) 6-May-2025 The Vanguard Group, Inc. SELL 59.80 ADR (20,869) (20,869) 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 138 138 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 356 356 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 445 445 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 393 393 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 1,336 1,336 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 6,329 6,329 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 147 147 7-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary Limited 3,742 3,742 7-May-2025 The Vanguard Group, Inc. BUY 116.22 Ordinary Limited 670 670 7-May-2025 The Vanguard Group, Inc. BUY 116.22 Ordinary Limited 1,462 1,462 7-May-2025 The Vanguard Group, Inc. BUY 115.60 Ordinary Limited 394 394 7-May-2025 The Vanguard Group, Inc. BUY 115.60 Ordinary Limited 788 788 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary Plc 12,389 12,389 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary Plc 176 176 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary Plc 381 381 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary Plc 1,268 1,268 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary Plc 1,585 1,585 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary Plc 575 575 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary Plc 5,500 5,500 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary Plc 1,673 1,673 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary Plc 4,971 4,971 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary Plc 5,485 5,485 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary Plc 457 457 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary Plc 5,093 5,093 7-May-2025 The Vanguard Group, Inc. BUY 45.26 Ordinary Plc 1,119 1,119 7-May-2025 The Vanguard Group, Inc. BUY 45.17 Ordinary Plc 2,268 2,268 7-May-2025 The Vanguard Group, Inc. BUY 45.17 Ordinary Plc 1,134 1,134 7-May-2025 The Vanguard Group, Inc. BUY 45.26 Ordinary Plc 3,461 3,461 7-May-2025 The Vanguard Group, Inc. BUY 45.40 Ordinary Plc 266 266 7-May-2025 The Vanguard Group, Inc. SELL 45.40 Ordinary Plc (4,999) (4,999) 8-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary Limited 392 392 8-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary Limited 46 46 8-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary Limited 147 147 8-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary Limited 64 64 8-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary Limited 2,223 2,223 8-May-2025 The Vanguard Group, Inc. BUY 115.74 Ordinary Limited 804 804 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 1,104 1,104 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 414 414 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 127 127 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 9,135 9,135 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 43,676 43,676 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 11,279 11,279 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 1,514 1,514 8-May-2025 The Vanguard Group, Inc. BUY 44.59 Ordinary Plc 17,400 17,400 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 121 121 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 543 543 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 7,480 7,480 8-May-2025 The Vanguard Group, Inc. BUY 44.59 Ordinary Plc 2,284 2,284 8-May-2025 The Vanguard Group, Inc. BUY 44.45 Ordinary Plc 15,691 15,691 8-May-2025 The Vanguard Group, Inc. SELL 59.18 ADR (4,515) (4,515) 9-May-2025 The Vanguard Group, Inc. BUY 114.98 Ordinary Limited 308 308 9-May-2025 The Vanguard Group, Inc. BUY 115.64 Ordinary Limited 1,685 1,685 9-May-2025 The Vanguard Group, Inc. BUY 114.98 Ordinary Limited 57 57 9-May-2025 The Vanguard Group, Inc. BUY 115.46 Ordinary Limited 2,990 2,990 9-May-2025 The Vanguard Group, Inc. BUY 44.97 Ordinary Plc 3,402 3,402 9-May-2025 The Vanguard Group, Inc. BUY 44.97 Ordinary Plc 220 220 9-May-2025 The Vanguard Group, Inc. BUY 44.97 Ordinary Plc 9,914 9,914 9-May-2025 The Vanguard Group, Inc. BUY 44.85 Ordinary Plc 12,269 12,269 12-May-2025 The Vanguard Group, Inc. BUY 117.35 Ordinary Limited 178 178 12-May-2025 The Vanguard Group, Inc. BUY 117.35 Ordinary Limited 80 80 12-May-2025 The Vanguard Group, Inc. BUY 118.08 Ordinary Limited 1,458 1,458 12-May-2025 The Vanguard Group, Inc. BUY 46.62 Ordinary Plc 534 534 12-May-2025 The Vanguard Group, Inc. BUY 47.47 Ordinary Plc 927 927 12-May-2025 The Vanguard Group, Inc. BUY 46.62 Ordinary Plc 252 252 12-May-2025 The Vanguard Group, Inc. BUY 46.62 Ordinary Plc 11,760 11,760 12-May-2025 The Vanguard Group, Inc. BUY 46.72 Ordinary Plc 3,384 3,384 12-May-2025 The Vanguard Group, Inc. SELL 46.62 Ordinary Plc (4,941) (4,941) 12-May-2025 The Vanguard Group, Inc. SELL 61.37 ADR (75,572) (75,572) 13-May-2025 The Vanguard Group, Inc. BUY 119.85 Ordinary Limited 343 343 13-May-2025 The Vanguard Group, Inc. BUY 119.85 Ordinary Limited 147 147 13-May-2025 The Vanguard Group, Inc. BUY 119.85 Ordinary Limited 308 308 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 13-May-2025 The Vanguard Group, Inc. BUY 119.30 Ordinary Limited 4,749 4,749 13-May-2025 The Vanguard Group, Inc. BUY 119.85 Ordinary Limited 64 64 13-May-2025 The Vanguard Group, Inc. BUY 120.42 Ordinary Limited 1,458 1,458 13-May-2025 The Vanguard Group, Inc. BUY 120.42 Ordinary Limited 405 405 13-May-2025 The Vanguard Group, Inc. BUY 47.00 Ordinary Plc 966 966 13-May-2025 The Vanguard Group, Inc. BUY 47.00 Ordinary Plc 414 414 13-May-2025 The Vanguard Group, Inc. BUY 47.44 Ordinary Plc 8,509 8,509 13-May-2025 The Vanguard Group, Inc. BUY 46.85 Ordinary Plc 2,400 2,400 13-May-2025 The Vanguard Group, Inc. BUY 47.00 Ordinary Plc 116 116 13-May-2025 The Vanguard Group, Inc. BUY 46.85 Ordinary Plc 3,384 3,384 13-May-2025 The Vanguard Group, Inc. BUY 46.85 Ordinary Plc 940 940 13-May-2025 The Vanguard Group, Inc. BUY 47.00 Ordinary Plc 777 777 13-May-2025 The Vanguard Group, Inc. BUY 47.37 Ordinary Plc 836 836 13-May-2025 The Vanguard Group, Inc. BUY 47.00 Ordinary Plc 2,787 2,787 14-May-2025 The Vanguard Group, Inc. SELL 120.49 Ordinary Limited (360) (360) 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary Limited 1,342 1,342 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary Limited 3,589 3,589 14-May-2025 The Vanguard Group, Inc. BUY 119.82 Ordinary Limited 1,324 1,324 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary Limited 205 205 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary Limited 3,360 3,360 14-May-2025 The Vanguard Group, Inc. BUY 120.19 Ordinary Limited 1,337 1,337 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary Limited 47,571 47,571 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary Plc 18,946 18,946 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary Plc 502 502 14-May-2025 The Vanguard Group, Inc. SELL 46.84 Ordinary Plc (1,040) (1,040) 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary Plc 4,081 4,081 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary Plc 5,801 5,801 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary Plc 5,239 5,239 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary Plc 650 650 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary Plc 4,086 4,086 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary Plc 9,734 9,734 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary Plc 386 386 14-May-2025 The Vanguard Group, Inc. BUY 46.84 Ordinary Plc 1,569 1,569 14-May-2025 The Vanguard Group, Inc. SELL 62.03 ADR (1,138) (1,138) 14-May-2025 The Vanguard Group, Inc. SELL 62.03 ADR (30,577) (30,577) 15-May-2025 The Vanguard Group, Inc. BUY 120.02 Ordinary Limited 245 245 15-May-2025 The Vanguard Group, Inc. BUY 120.02 Ordinary Limited 178 178 15-May-2025 The Vanguard Group, Inc. BUY 120.02 Ordinary Limited 616 616 15-May-2025 The Vanguard Group, Inc. BUY 119.58 Ordinary Limited 2,050 2,050 15-May-2025 The Vanguard Group, Inc. BUY 121.35 Ordinary Limited 1,620 1,620 15-May-2025 The Vanguard Group, Inc. BUY 121.35 Ordinary Limited 243 243 15-May-2025 The Vanguard Group, Inc. BUY 119.58 Ordinary Limited 670 670 15-May-2025 The Vanguard Group, Inc. BUY 119.45 Ordinary Limited 5,289 5,289 15-May-2025 The Vanguard Group, Inc. BUY 46.92 Ordinary Plc 690 690 15-May-2025 The Vanguard Group, Inc. BUY 46.92 Ordinary Plc 500 500 15-May-2025 The Vanguard Group, Inc. BUY 46.92 Ordinary Plc 2,000 2,000 15-May-2025 The Vanguard Group, Inc. BUY 46.61 Ordinary Plc 5,384 5,384 15-May-2025 The Vanguard Group, Inc. BUY 46.92 Ordinary Plc 11,984 11,984 15-May-2025 The Vanguard Group, Inc. BUY 47.11 Ordinary Plc 3,760 3,760 15-May-2025 The Vanguard Group, Inc. BUY 47.11 Ordinary Plc 564 564 15-May-2025 The Vanguard Group, Inc. BUY 46.72 Ordinary Plc 321 321 15-May-2025 The Vanguard Group, Inc. BUY 46.89 Ordinary Plc 2,209 2,209 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary Limited 409 409 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary Limited 85 85 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary Limited 4,552 4,552 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary Limited 2,697 2,697 16-May-2025 The Vanguard Group, Inc. BUY 121.14 Ordinary Limited 600 600 16-May-2025 The Vanguard Group, Inc. BUY 121.14 Ordinary Limited 800 800 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary Limited 2,860 2,860 16-May-2025 The Vanguard Group, Inc. BUY 46.76 Ordinary Plc 150 150 16-May-2025 The Vanguard Group, Inc. BUY 46.76 Ordinary Plc 10,471 10,471 16-May-2025 The Vanguard Group, Inc. BUY 46.76 Ordinary Plc 4,741 4,741 16-May-2025 The Vanguard Group, Inc. BUY 46.76 Ordinary Plc 252 252 16-May-2025 The Vanguard Group, Inc. BUY 46.76 Ordinary Plc 9,489 9,489 16-May-2025 The Vanguard Group, Inc. BUY 46.76 Ordinary Plc 2,407 2,407 16-May-2025 The Vanguard Group, Inc. BUY 47.10 Ordinary Plc 1,722 1,722 16-May-2025 The Vanguard Group, Inc. BUY 47.10 Ordinary Plc 2,296 2,296 16-May-2025 The Vanguard Group, Inc. BUY 46.70 Ordinary Plc 279 279 16-May-2025 The Vanguard Group, Inc. BUY 46.79 Ordinary Plc 1,242 1,242 19-May-2025 The Vanguard Group, Inc. SELL 119.50 Ordinary Limited (7,713) (7,713) 19-May-2025 The Vanguard Group, Inc. BUY 120.86 Ordinary Limited 1,105 1,105 19-May-2025 The Vanguard Group, Inc. BUY 46.63 Ordinary Plc 3,400 3,400 19-May-2025 The Vanguard Group, Inc. BUY 46.14 Ordinary Plc 1,735 1,735 19-May-2025 The Vanguard Group, Inc. SELL 62.35 ADR (59,614) (59,614) 20-May-2025 The Vanguard Group, Inc. BUY 119.22 Ordinary Limited 196 196 20-May-2025 The Vanguard Group, Inc. BUY 119.78 Ordinary Limited 969 969 20-May-2025 The Vanguard Group, Inc. BUY 46.74 Ordinary Plc 552 552 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 20-May-2025 The Vanguard Group, Inc. BUY 46.74 Ordinary Plc 575 575 20-May-2025 The Vanguard Group, Inc. BUY 46.74 Ordinary Plc 3,224 3,224 20-May-2025 The Vanguard Group, Inc. BUY 46.74 Ordinary Plc 16,970 16,970 20-May-2025 The Vanguard Group, Inc. BUY 46.53 Ordinary Plc 653 653 20-May-2025 The Vanguard Group, Inc. BUY 46.53 Ordinary Plc 1,003 1,003 20-May-2025 The Vanguard Group, Inc. BUY 46.53 Ordinary Plc 4,859 4,859 20-May-2025 The Vanguard Group, Inc. BUY 46.53 Ordinary Plc 727 727 20-May-2025 The Vanguard Group, Inc. BUY 46.74 Ordinary Plc 1,164 1,164 20-May-2025 The Vanguard Group, Inc. BUY 46.66 Ordinary Plc 1,095 1,095 20-May-2025 The Vanguard Group, Inc. SELL 62.28 ADR (2,300) (2,300) 20-May-2025 The Vanguard Group, Inc. SELL 62.33 ADR (3,500) (3,500) 20-May-2025 The Vanguard Group, Inc. SELL 62.35 ADR (2,900) (2,900) 20-May-2025 The Vanguard Group, Inc. SELL 62.28 ADR (7,900) (7,900) 20-May-2025 The Vanguard Group, Inc. SELL 62.33 ADR (11,600) (11,600) 20-May-2025 The Vanguard Group, Inc. SELL 62.35 ADR (9,600) (9,600) 20-May-2025 The Vanguard Group, Inc. SELL 62.28 ADR (66,200) (66,200) 20-May-2025 The Vanguard Group, Inc. SELL 62.33 ADR (97,636) (97,636) 20-May-2025 The Vanguard Group, Inc. SELL 62.35 ADR (80,828) (80,828) 21-May-2025 The Vanguard Group, Inc. BUY 119.56 Ordinary Limited 413 413 21-May-2025 The Vanguard Group, Inc. BUY 119.21 Ordinary Limited 5,354 5,354 21-May-2025 The Vanguard Group, Inc. BUY 118.40 Ordinary Limited 1,340 1,340 21-May-2025 The Vanguard Group, Inc. BUY 119.56 Ordinary Limited 230 230 21-May-2025 The Vanguard Group, Inc. BUY 118.40 Ordinary Limited 3,321 3,321 21-May-2025 The Vanguard Group, Inc. BUY 46.52 Ordinary Plc 627 627 21-May-2025 The Vanguard Group, Inc. BUY 45.96 Ordinary Plc 7,749 7,749 21-May-2025 The Vanguard Group, Inc. BUY 46.52 Ordinary Plc 795 795 21-May-2025 The Vanguard Group, Inc. BUY 46.52 Ordinary Plc 1,788 1,788 21-May-2025 The Vanguard Group, Inc. SELL 62.10 ADR (600) (600) 21-May-2025 The Vanguard Group, Inc. SELL 62.32 ADR (4,800) (4,800) 21-May-2025 The Vanguard Group, Inc. SELL 62.35 ADR (11,000) (11,000) 21-May-2025 The Vanguard Group, Inc. SELL 62.10 ADR (2,000) (2,000) 21-May-2025 The Vanguard Group, Inc. SELL 62.32 ADR (16,000) (16,000) 21-May-2025 The Vanguard Group, Inc. SELL 62.35 ADR (36,900) (36,900) 21-May-2025 The Vanguard Group, Inc. SELL 62.10 ADR (17,200) (17,200) 21-May-2025 The Vanguard Group, Inc. SELL 62.32 ADR (134,813) (134,813) 21-May-2025 The Vanguard Group, Inc. SELL 62.35 ADR (309,800) (309,800) 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary Limited 245 245 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary Limited 414 414 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary Limited 196 196 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary Limited 1,310 1,310 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary Limited 107 107 22-May-2025 The Vanguard Group, Inc. BUY 118.83 Ordinary Limited 1,296 1,296 22-May-2025 The Vanguard Group, Inc. BUY 118.83 Ordinary Limited 400 400 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 219 219 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 552 552 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 690 690 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 1,143 1,143 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 1,768 1,768 22-May-2025 The Vanguard Group, Inc. BUY 46.39 Ordinary Plc 4,160 4,160 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 364 364 22-May-2025 The Vanguard Group, Inc. BUY 45.80 Ordinary Plc 3,024 3,024 22-May-2025 The Vanguard Group, Inc. BUY 45.87 Ordinary Plc 796 796 22-May-2025 The Vanguard Group, Inc. BUY 45.80 Ordinary Plc 1,148 1,148 22-May-2025 The Vanguard Group, Inc. BUY 46.26 Ordinary Plc 766 766 22-May-2025 The Vanguard Group, Inc. SELL 61.45 ADR (7,600) (7,600) 22-May-2025 The Vanguard Group, Inc. SELL 61.48 ADR (600) (600) 22-May-2025 The Vanguard Group, Inc. SELL 61.55 ADR (1,200) (1,200) 22-May-2025 The Vanguard Group, Inc. SELL 61.59 ADR (7,300) (7,300) 22-May-2025 The Vanguard Group, Inc. SELL 61.63 ADR (15,200) (15,200) 22-May-2025 The Vanguard Group, Inc. SELL 61.45 ADR (3,000) (3,000) 22-May-2025 The Vanguard Group, Inc. SELL 61.48 ADR (2,100) (2,100) 22-May-2025 The Vanguard Group, Inc. SELL 61.55 ADR (4,100) (4,100) 22-May-2025 The Vanguard Group, Inc. SELL 61.59 ADR (3,000) (3,000) 22-May-2025 The Vanguard Group, Inc. SELL 61.41 ADR (11,261) (11,261) 22-May-2025 The Vanguard Group, Inc. SELL 61.45 ADR (205,100) (205,100) 22-May-2025 The Vanguard Group, Inc. SELL 61.48 ADR (17,400) (17,400) 22-May-2025 The Vanguard Group, Inc. SELL 61.55 ADR (34,500) (34,500) 22-May-2025 The Vanguard Group, Inc. SELL 61.59 ADR (198,900) (198,900) 22-May-2025 The Vanguard Group, Inc. SELL 61.63 ADR (409,900) (409,900) 23-May-2025 The Vanguard Group, Inc. BUY 117.11 Ordinary Limited 1,105 1,105 23-May-2025 The Vanguard Group, Inc. BUY 117.11 Ordinary Limited 1,600 1,600 23-May-2025 The Vanguard Group, Inc. BUY 117.00 Ordinary Limited 2,640 2,640 23-May-2025 The Vanguard Group, Inc. BUY 45.63 Ordinary Plc 142 142 23-May-2025 The Vanguard Group, Inc. BUY 45.63 Ordinary Plc 1,725 1,725 23-May-2025 The Vanguard Group, Inc. BUY 45.69 Ordinary Plc 3,400 3,400 23-May-2025 The Vanguard Group, Inc. BUY 45.63 Ordinary Plc 3,201 3,201 23-May-2025 The Vanguard Group, Inc. BUY 45.63 Ordinary Plc 4,937 4,937 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 23-May-2025 The Vanguard Group, Inc. SELL 45.48 Ordinary Plc (53,488) (53,488) 23-May-2025 The Vanguard Group, Inc. SELL 45.51 Ordinary Plc (4,062) (4,062) 23-May-2025 The Vanguard Group, Inc. SELL 45.64 Ordinary Plc (1,517) (1,517) 23-May-2025 The Vanguard Group, Inc. BUY 45.63 Ordinary Plc 1,075 1,075 23-May-2025 The Vanguard Group, Inc. BUY 45.69 Ordinary Plc 4,576 4,576 23-May-2025 The Vanguard Group, Inc. SELL 45.48 Ordinary Plc (94,160) (94,160) 23-May-2025 The Vanguard Group, Inc. SELL 45.51 Ordinary Plc (7,150) (7,150) 23-May-2025 The Vanguard Group, Inc. SELL 45.64 Ordinary Plc (2,669) (2,669) 23-May-2025 The Vanguard Group, Inc. BUY 45.63 Ordinary Plc 2,458 2,458 23-May-2025 The Vanguard Group, Inc. SELL 45.48 Ordinary Plc (42,426) (42,426) 23-May-2025 The Vanguard Group, Inc. SELL 45.51 Ordinary Plc (3,221) (3,221) 23-May-2025 The Vanguard Group, Inc. SELL 45.64 Ordinary Plc (1,203) (1,203) 23-May-2025 The Vanguard Group, Inc. SELL 61.59 ADR (10,900) (10,900) 23-May-2025 The Vanguard Group, Inc. SELL 61.59 ADR (6,900) (6,900) 23-May-2025 The Vanguard Group, Inc. SELL 61.61 ADR (13,900) (13,900) 23-May-2025 The Vanguard Group, Inc. SELL 61.59 ADR (20,200) (20,200) 23-May-2025 The Vanguard Group, Inc. SELL 61.59 ADR (12,800) (12,800) 23-May-2025 The Vanguard Group, Inc. SELL 61.61 ADR (25,800) (25,800) 23-May-2025 The Vanguard Group, Inc. SELL 61.59 ADR (296,744) (296,744) 23-May-2025 The Vanguard Group, Inc. SELL 61.59 ADR (186,831) (186,831) 23-May-2025 The Vanguard Group, Inc. SELL 61.61 ADR (377,669) (377,669) 27-May-2025 The Vanguard Group, Inc. BUY 115.25 Ordinary Limited 616 616 27-May-2025 The Vanguard Group, Inc. BUY 115.25 Ordinary Limited 1,848 1,848 27-May-2025 The Vanguard Group, Inc. BUY 44.99 Ordinary Plc 1,792 1,792 27-May-2025 The Vanguard Group, Inc. BUY 44.99 Ordinary Plc 575 575 27-May-2025 The Vanguard Group, Inc. SELL 45.02 Ordinary Plc (614) (614) 27-May-2025 The Vanguard Group, Inc. SELL 45.03 Ordinary Plc (5,317) (5,317) 27-May-2025 The Vanguard Group, Inc. SELL 45.09 Ordinary Plc (944) (944) 27-May-2025 The Vanguard Group, Inc. SELL 45.02 Ordinary Plc (1,057) (1,057) 27-May-2025 The Vanguard Group, Inc. SELL 45.03 Ordinary Plc (9,143) (9,143) 27-May-2025 The Vanguard Group, Inc. SELL 45.09 Ordinary Plc (1,624) (1,624) 27-May-2025 The Vanguard Group, Inc. SELL 45.14 Ordinary Plc (417) (417) 27-May-2025 The Vanguard Group, Inc. SELL 45.02 Ordinary Plc (488) (488) 27-May-2025 The Vanguard Group, Inc. SELL 45.03 Ordinary Plc (4,218) (4,218) 27-May-2025 The Vanguard Group, Inc. SELL 45.09 Ordinary Plc (749) (749) 27-May-2025 The Vanguard Group, Inc. SELL 60.82 ADR (1,800) (1,800) 27-May-2025 The Vanguard Group, Inc. SELL 60.84 ADR (12,200) (12,200) 27-May-2025 The Vanguard Group, Inc. SELL 60.87 ADR (3,600) (3,600) 27-May-2025 The Vanguard Group, Inc. SELL 60.82 ADR (3,300) (3,300) 27-May-2025 The Vanguard Group, Inc. SELL 60.84 ADR (22,500) (22,500) 27-May-2025 The Vanguard Group, Inc. SELL 60.87 ADR (6,700) (6,700) 27-May-2025 The Vanguard Group, Inc. SELL 60.82 ADR (48,800) (48,800) 27-May-2025 The Vanguard Group, Inc. SELL 60.84 ADR (329,931) (329,931) 27-May-2025 The Vanguard Group, Inc. SELL 60.87 ADR (98,100) (98,100) 28-May-2025 The Vanguard Group, Inc. BUY 114.17 Ordinary Limited 49 49 28-May-2025 The Vanguard Group, Inc. BUY 114.08 Ordinary Limited 332 332 28-May-2025 The Vanguard Group, Inc. BUY 114.17 Ordinary Limited 426 426 28-May-2025 The Vanguard Group, Inc. BUY 114.17 Ordinary Limited 504 504 28-May-2025 The Vanguard Group, Inc. BUY 114.17 Ordinary Limited 1,077 1,077 28-May-2025 The Vanguard Group, Inc. SELL 114.68 Ordinary Limited (327,126) (327,126) 28-May-2025 The Vanguard Group, Inc. BUY 44.51 Ordinary Plc 138 138 28-May-2025 The Vanguard Group, Inc. BUY 44.42 Ordinary Plc 296 296 28-May-2025 The Vanguard Group, Inc. BUY 44.51 Ordinary Plc 7,597 7,597 28-May-2025 The Vanguard Group, Inc. SELL 44.60 Ordinary Plc (428) (428) 28-May-2025 The Vanguard Group, Inc. SELL 44.72 Ordinary Plc (2,941) (2,941) 28-May-2025 The Vanguard Group, Inc. BUY 44.51 Ordinary Plc 1,205 1,205 28-May-2025 The Vanguard Group, Inc. BUY 44.51 Ordinary Plc 4,320 4,320 28-May-2025 The Vanguard Group, Inc. SELL 44.60 Ordinary Plc (737) (737) 28-May-2025 The Vanguard Group, Inc. SELL 44.72 Ordinary Plc (5,056) (5,056) 28-May-2025 The Vanguard Group, Inc. SELL 44.60 Ordinary Plc (339) (339) 28-May-2025 The Vanguard Group, Inc. SELL 44.72 Ordinary Plc (2,333) (2,333) 28-May-2025 The Vanguard Group, Inc. SELL 60.05 ADR (14,700) (14,700) 28-May-2025 The Vanguard Group, Inc. SELL 60.05 ADR (5,300) (5,300) 28-May-2025 The Vanguard Group, Inc. SELL 60.06 ADR (1,100) (1,100) 28-May-2025 The Vanguard Group, Inc. SELL 60.05 ADR (27,200) (27,200) 28-May-2025 The Vanguard Group, Inc. SELL 60.05 ADR (9,900) (9,900) 28-May-2025 The Vanguard Group, Inc. SELL 60.06 ADR (2,000) (2,000) 28-May-2025 The Vanguard Group, Inc. SELL 60.05 ADR (397,900) (397,900) 28-May-2025 The Vanguard Group, Inc. SELL 60.05 ADR (144,300) (144,300) 28-May-2025 The Vanguard Group, Inc. SELL 60.06 ADR (29,610) (29,610) 29-May-2025 The Vanguard Group, Inc. BUY 113.39 Ordinary Limited 196 196 29-May-2025 The Vanguard Group, Inc. BUY 113.39 Ordinary Limited 76 76 29-May-2025 The Vanguard Group, Inc. BUY 113.47 Ordinary Limited 1,685 1,685 29-May-2025 The Vanguard Group, Inc. BUY 113.39 Ordinary Limited 96 96 29-May-2025 The Vanguard Group, Inc. BUY 44.61 Ordinary Plc 149 149 29-May-2025 The Vanguard Group, Inc. BUY 44.61 Ordinary Plc 552 552 29-May-2025 The Vanguard Group, Inc. BUY 44.61 Ordinary Plc 250 250 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 29-May-2025 The Vanguard Group, Inc. BUY 44.61 Ordinary Plc 252 252 29-May-2025 The Vanguard Group, Inc. SELL 60.18 ADR (19,100) (19,100) 29-May-2025 The Vanguard Group, Inc. SELL 60.21 ADR (2,500) (2,500) 29-May-2025 The Vanguard Group, Inc. SELL 60.18 ADR (35,300) (35,300) 29-May-2025 The Vanguard Group, Inc. SELL 60.21 ADR (4,700) (4,700) 29-May-2025 The Vanguard Group, Inc. SELL 60.18 ADR (516,500) (516,500) 29-May-2025 The Vanguard Group, Inc. SELL 60.21 ADR (68,100) (68,100) 30-May-2025 The Vanguard Group, Inc. SELL 112.66 Ordinary Limited (3,277) (3,277) 30-May-2025 The Vanguard Group, Inc. BUY 112.66 Ordinary Limited 80 80 30-May-2025 The Vanguard Group, Inc. BUY 112.66 Ordinary Limited 139 139 30-May-2025 The Vanguard Group, Inc. BUY 112.82 Ordinary Limited 603 603 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary Plc 12,688 12,688 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary Plc 86 86 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary Plc 23,427 23,427 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary Plc 4,364 4,364 30-May-2025 The Vanguard Group, Inc. BUY 43.92 Ordinary Plc 18,724 18,724 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary Plc 402 402 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary Plc 709 709 30-May-2025 The Vanguard Group, Inc. BUY 43.92 Ordinary Plc 1,716 1,716 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary Plc 9,334 9,334 30-May-2025 The Vanguard Group, Inc. BUY 44.02 Ordinary Plc 1,419 1,419 30-May-2025 The Vanguard Group, Inc. SELL 59.36 ADR (42,600) (42,600) 30-May-2025 The Vanguard Group, Inc. SELL 59.36 ADR (78,700) (78,700) 30-May-2025 The Vanguard Group, Inc. SELL 59.36 ADR (1,152,000) (1,152,000) 2-Jun-2025 The Vanguard Group, Inc. SELL 110.75 Ordinary Limited (7,056) (7,056) 2-Jun-2025 The Vanguard Group, Inc. BUY 110.75 Ordinary Limited 147 147 2-Jun-2025 The Vanguard Group, Inc. BUY 110.75 Ordinary Limited 228 228 2-Jun-2025 The Vanguard Group, Inc. BUY 110.75 Ordinary Limited 75 75 2-Jun-2025 The Vanguard Group, Inc. BUY 111.63 Ordinary Limited 4,098 4,098 2-Jun-2025 The Vanguard Group, Inc. BUY 112.00 Ordinary Limited 1,005 1,005 2-Jun-2025 The Vanguard Group, Inc. BUY 43.79 Ordinary Plc 414 414 2-Jun-2025 The Vanguard Group, Inc. BUY 43.79 Ordinary Plc 750 750 2-Jun-2025 The Vanguard Group, Inc. BUY 43.79 Ordinary Plc 1,000 1,000 2-Jun-2025 The Vanguard Group, Inc. BUY 43.79 Ordinary Plc 220 220 2-Jun-2025 The Vanguard Group, Inc. BUY 43.77 Ordinary Plc 10,578 10,578 2-Jun-2025 The Vanguard Group, Inc. BUY 44.00 Ordinary Plc 2,870 2,870 2-Jun-2025 The Vanguard Group, Inc. SELL 59.31 ADR (18,061) (18,061) 2-Jun-2025 The Vanguard Group, Inc. SELL 59.31 ADR (33,369) (33,369) 2-Jun-2025 The Vanguard Group, Inc. SELL 59.31 ADR (489,061) (489,061) 3-Jun-2025 The Vanguard Group, Inc. BUY 110.02 Ordinary Limited 147 147 3-Jun-2025 The Vanguard Group, Inc. BUY 110.02 Ordinary Limited 276 276 3-Jun-2025 The Vanguard Group, Inc. BUY 110.02 Ordinary Limited 345 345 3-Jun-2025 The Vanguard Group, Inc. BUY 110.34 Ordinary Limited 1,328 1,328 3-Jun-2025 The Vanguard Group, Inc. BUY 43.38 Ordinary Plc 414 414 3-Jun-2025 The Vanguard Group, Inc. BUY 43.38 Ordinary Plc 635 635 3-Jun-2025 The Vanguard Group, Inc. BUY 43.38 Ordinary Plc 508 508 3-Jun-2025 The Vanguard Group, Inc. BUY 43.48 Ordinary Plc 9,648 9,648 4-Jun-2025 The Vanguard Group, Inc. BUY 109.68 Ordinary Limited 387 387 4-Jun-2025 The Vanguard Group, Inc. BUY 109.68 Ordinary Limited 4,893 4,893 4-Jun-2025 The Vanguard Group, Inc. BUY 109.96 Ordinary Limited 1,655 1,655 4-Jun-2025 The Vanguard Group, Inc. BUY 109.68 Ordinary Limited 754 754 4-Jun-2025 The Vanguard Group, Inc. BUY 109.96 Ordinary Limited 404 404 4-Jun-2025 The Vanguard Group, Inc. BUY 110.50 Ordinary Limited 361 361 4-Jun-2025 The Vanguard Group, Inc. BUY 43.41 Ordinary Plc 500 500 4-Jun-2025 The Vanguard Group, Inc. BUY 43.41 Ordinary Plc 6,969 6,969 4-Jun-2025 The Vanguard Group, Inc. BUY 43.41 Ordinary Plc 5,129 5,129 4-Jun-2025 The Vanguard Group, Inc. BUY 43.41 Ordinary Plc 2,185 2,185 4-Jun-2025 The Vanguard Group, Inc. BUY 43.28 Ordinary Plc 1,150 1,150 4-Jun-2025 The Vanguard Group, Inc. BUY 43.46 Ordinary Plc 337 337 4-Jun-2025 The Vanguard Group, Inc. SELL 58.55 ADR (25,928) (25,928) 5-Jun-2025 The Vanguard Group, Inc. BUY 110.01 Ordinary Limited 294 294 5-Jun-2025 The Vanguard Group, Inc. BUY 110.01 Ordinary Limited 392 392 5-Jun-2025 The Vanguard Group, Inc. BUY 110.01 Ordinary Limited 154 154 5-Jun-2025 The Vanguard Group, Inc. BUY 109.90 Ordinary Limited 2,979 2,979 5-Jun-2025 The Vanguard Group, Inc. BUY 109.90 Ordinary Limited 993 993 5-Jun-2025 The Vanguard Group, Inc. BUY 110.01 Ordinary Limited 188 188 5-Jun-2025 The Vanguard Group, Inc. BUY 109.90 Ordinary Limited 1,010 1,010 5-Jun-2025 The Vanguard Group, Inc. BUY 43.91 Ordinary Plc 828 828 5-Jun-2025 The Vanguard Group, Inc. BUY 43.91 Ordinary Plc 1,104 1,104 5-Jun-2025 The Vanguard Group, Inc. BUY 43.91 Ordinary Plc 500 500 5-Jun-2025 The Vanguard Group, Inc. BUY 43.91 Ordinary Plc 450 450 5-Jun-2025 The Vanguard Group, Inc. BUY 43.91 Ordinary Plc 537 537 5-Jun-2025 The Vanguard Group, Inc. BUY 43.49 Ordinary Plc 2,865 2,865 6-Jun-2025 The Vanguard Group, Inc. BUY 109.60 Ordinary Limited 64 64 6-Jun-2025 The Vanguard Group, Inc. BUY 43.56 Ordinary Plc 108 108 9-Jun-2025 The Vanguard Group, Inc. BUY 43.62 Ordinary Plc 1,518 1,518 9-Jun-2025 The Vanguard Group, Inc. BUY 43.62 Ordinary Plc 414 414 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 9-Jun-2025 The Vanguard Group, Inc. BUY 43.62 Ordinary Plc 1,656 1,656 9-Jun-2025 The Vanguard Group, Inc. BUY 43.62 Ordinary Plc 400 400 9-Jun-2025 The Vanguard Group, Inc. SELL 59.31 ADR (19,965) (19,965) 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary Limited 828 828 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary Limited 207 207 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary Limited 759 759 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary Limited 276 276 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary Limited 171 171 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary Limited 648 648 10-Jun-2025 The Vanguard Group, Inc. BUY 109.38 Ordinary Limited 1,010 1,010 10-Jun-2025 The Vanguard Group, Inc. BUY 43.77 Ordinary Plc 483 483 10-Jun-2025 The Vanguard Group, Inc. BUY 43.77 Ordinary Plc 552 552 10-Jun-2025 The Vanguard Group, Inc. BUY 43.77 Ordinary Plc 1,000 1,000 10-Jun-2025 The Vanguard Group, Inc. BUY 43.77 Ordinary Plc 551 551 10-Jun-2025 The Vanguard Group, Inc. BUY 43.77 Ordinary Plc 811 811 10-Jun-2025 The Vanguard Group, Inc. BUY 43.94 Ordinary Plc 2,875 2,875 11-Jun-2025 The Vanguard Group, Inc. SELL 109.38 Ordinary Limited (8,654) (8,654) 11-Jun-2025 The Vanguard Group, Inc. BUY 109.66 Ordinary Limited 740 740 11-Jun-2025 The Vanguard Group, Inc. SELL 109.66 Ordinary Limited (11,288) (11,288) 11-Jun-2025 The Vanguard Group, Inc. SELL 109.66 Ordinary Limited (3,320) (3,320) 11-Jun-2025 The Vanguard Group, Inc. BUY 43.51 Ordinary Plc 250 250 11-Jun-2025 The Vanguard Group, Inc. BUY 43.24 Ordinary Plc 1,100 1,100 11-Jun-2025 The Vanguard Group, Inc. SELL 43.51 Ordinary Plc (4,651) (4,651) 12-Jun-2025 The Vanguard Group, Inc. BUY 107.58 Ordinary Limited 552 552 12-Jun-2025 The Vanguard Group, Inc. BUY 107.58 Ordinary Limited 69 69 12-Jun-2025 The Vanguard Group, Inc. BUY 107.58 Ordinary Limited 259 259 12-Jun-2025 The Vanguard Group, Inc. BUY 43.03 Ordinary Plc 1,104 1,104 12-Jun-2025 The Vanguard Group, Inc. BUY 43.03 Ordinary Plc 138 138 12-Jun-2025 The Vanguard Group, Inc. BUY 43.03 Ordinary Plc 500 500 12-Jun-2025 The Vanguard Group, Inc. BUY 43.03 Ordinary Plc 765 765 13-Jun-2025 The Vanguard Group, Inc. SELL 106.38 Ordinary Limited (12,490) (12,490) 13-Jun-2025 The Vanguard Group, Inc. SELL 106.38 Ordinary Limited (78) (78) 13-Jun-2025 The Vanguard Group, Inc. SELL 106.26 Ordinary Limited (5,994) (5,994) 13-Jun-2025 The Vanguard Group, Inc. BUY 106.26 Ordinary Limited 995 995 13-Jun-2025 The Vanguard Group, Inc. BUY 42.89 Ordinary Plc 147 147 13-Jun-2025 The Vanguard Group, Inc. BUY 42.89 Ordinary Plc 575 575 13-Jun-2025 The Vanguard Group, Inc. BUY 42.89 Ordinary Plc 1,000 1,000 13-Jun-2025 The Vanguard Group, Inc. BUY 42.64 Ordinary Plc 2,895 2,895 13-Jun-2025 The Vanguard Group, Inc. SELL 42.89 Ordinary Plc (4,635) (4,635) 16-Jun-2025 The Vanguard Group, Inc. SELL 58.31 ADR (21,927) (21,927) 17-Jun-2025 The Vanguard Group, Inc. BUY 107.15 Ordinary Limited 343 343 17-Jun-2025 The Vanguard Group, Inc. BUY 42.53 Ordinary Plc 500 500 17-Jun-2025 The Vanguard Group, Inc. BUY 42.53 Ordinary Plc 985 985 18-Jun-2025 The Vanguard Group, Inc. BUY 105.70 Ordinary Limited 1,326 1,326 18-Jun-2025 The Vanguard Group, Inc. SELL 105.70 Ordinary Limited (4,355) (4,355) 18-Jun-2025 The Vanguard Group, Inc. BUY 106.00 Ordinary Limited 72 72 18-Jun-2025 The Vanguard Group, Inc. BUY 42.32 Ordinary Plc 4,086 4,086 18-Jun-2025 The Vanguard Group, Inc. BUY 42.41 Ordinary Plc 124 124 19-Jun-2025 The Vanguard Group, Inc. SELL 103.55 Ordinary Limited (774) (774) 19-Jun-2025 The Vanguard Group, Inc. BUY 41.40 Ordinary Plc 167 167 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary Limited 35 35 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary Limited 2,631 2,631 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary Limited 1,880 1,880 20-Jun-2025 The Vanguard Group, Inc. BUY 101.62 Ordinary Limited 442 442 20-Jun-2025 The Vanguard Group, Inc. SELL 102.17 Ordinary Limited (1,975) (1,975) 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary Limited 6,298 6,298 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary Limited 3,655 3,655 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary Limited 137 137 20-Jun-2025 The Vanguard Group, Inc. BUY 41.49 Ordinary Plc 1,056 1,056 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (476) (476) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (8,996) (8,996) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (9) (9) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (48,735) (48,735) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (47) (47) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (10,759) (10,759) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (10) (10) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (3,436) (3,436) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (3) (3) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (50) (50) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (53,048) (53,048) 20-Jun-2025 The Vanguard Group, Inc. BUY 41.52 Ordinary Plc 1,352 1,352 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (14) (14) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (14,786) (14,786) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (145) (145) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (153,135) (153,135) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (182) (182) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (191,843) (191,843) # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (53) (53) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (55,591) (55,591) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (1) (1) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (643) (643) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (316) (316) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (334,234) (334,234) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (166) (166) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (176,274) (176,274) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (4) (4) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (3,670) (3,670) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (11) (11) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (11,680) (11,680) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (28,209) (28,209) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (27) (27) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (4) (4) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (4,908) (4,908) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (14) (14) 20-Jun-2025 The Vanguard Group, Inc. SELL 41.49 Ordinary Plc (15,332) (15,332) 23-Jun-2025 The Vanguard Group, Inc. BUY 102.76 Ordinary Limited 1,115 1,115 23-Jun-2025 The Vanguard Group, Inc. BUY 102.76 Ordinary Limited 984 984 23-Jun-2025 The Vanguard Group, Inc. BUY 101.83 Ordinary Limited 60 60 23-Jun-2025 The Vanguard Group, Inc. BUY 41.85 Ordinary Plc 1,665 1,665 23-Jun-2025 The Vanguard Group, Inc. BUY 42.28 Ordinary Plc 3,300 3,300 23-Jun-2025 The Vanguard Group, Inc. BUY 42.28 Ordinary Plc 1,092 1,092 23-Jun-2025 The Vanguard Group, Inc. BUY 41.85 Ordinary Plc 161 161 24-Jun-2025 The Vanguard Group, Inc. BUY 105.09 Ordinary Limited 1,115 1,115 24-Jun-2025 The Vanguard Group, Inc. BUY 105.09 Ordinary Limited 865 865 24-Jun-2025 The Vanguard Group, Inc. BUY 105.09 Ordinary Limited 975 975 24-Jun-2025 The Vanguard Group, Inc. BUY 105.70 Ordinary Limited 303 303 24-Jun-2025 The Vanguard Group, Inc. BUY 41.94 Ordinary Plc 3,300 3,300 24-Jun-2025 The Vanguard Group, Inc. BUY 41.94 Ordinary Plc 915 915 24-Jun-2025 The Vanguard Group, Inc. BUY 41.94 Ordinary Plc 163 163 24-Jun-2025 The Vanguard Group, Inc. BUY 41.94 Ordinary Plc 2,765 2,765 24-Jun-2025 The Vanguard Group, Inc. BUY 42.22 Ordinary Plc 616 616 24-Jun-2025 The Vanguard Group, Inc. SELL 57.19 ADR (24,737) (24,737) 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary Limited 6,013 6,013 25-Jun-2025 The Vanguard Group, Inc. BUY 104.84 Ordinary Limited 2,555 2,555 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary Limited 281 281 25-Jun-2025 The Vanguard Group, Inc. BUY 103.95 Ordinary Limited 2,400 2,400 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary Limited 11,963 11,963 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary Limited 4,482 4,482 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary Limited 599 599 25-Jun-2025 The Vanguard Group, Inc. BUY 103.95 Ordinary Limited 392 392 25-Jun-2025 The Vanguard Group, Inc. BUY 41.24 Ordinary Plc 119 119 25-Jun-2025 The Vanguard Group, Inc. BUY 41.24 Ordinary Plc 480 480 25-Jun-2025 The Vanguard Group, Inc. BUY 41.40 Ordinary Plc 4,656 4,656 25-Jun-2025 The Vanguard Group, Inc. BUY 41.60 Ordinary Plc 92,413 92,413 25-Jun-2025 The Vanguard Group, Inc. BUY 41.24 Ordinary Plc 720 720 25-Jun-2025 The Vanguard Group, Inc. BUY 41.40 Ordinary Plc 5,820 5,820 25-Jun-2025 The Vanguard Group, Inc. BUY 41.40 Ordinary Plc 1,112 1,112 25-Jun-2025 The Vanguard Group, Inc. SELL 41.24 Ordinary Plc (951) (951) 26-Jun-2025 The Vanguard Group, Inc. BUY 104.19 Ordinary Limited 154 154 26-Jun-2025 The Vanguard Group, Inc. BUY 105.16 Ordinary Limited 892 892 26-Jun-2025 The Vanguard Group, Inc. BUY 105.16 Ordinary Limited 835 835 26-Jun-2025 The Vanguard Group, Inc. BUY 104.19 Ordinary Limited 5,574 5,574 26-Jun-2025 The Vanguard Group, Inc. BUY 104.19 Ordinary Limited 85 85 26-Jun-2025 The Vanguard Group, Inc. BUY 105.16 Ordinary Limited 1,600 1,600 26-Jun-2025 The Vanguard Group, Inc. BUY 104.19 Ordinary Limited 11,401 11,401 26-Jun-2025 The Vanguard Group, Inc. BUY 104.16 Ordinary Limited 1,159 1,159 26-Jun-2025 The Vanguard Group, Inc. BUY 104.16 Ordinary Limited 3,239 3,239 26-Jun-2025 The Vanguard Group, Inc. SELL 104.17 Ordinary Limited (482) (482) 26-Jun-2025 The Vanguard Group, Inc. BUY 42.68 Ordinary Plc 9,628 9,628 26-Jun-2025 The Vanguard Group, Inc. BUY 42.68 Ordinary Plc 100 100 26-Jun-2025 The Vanguard Group, Inc. BUY 42.68 Ordinary Plc 424 424 26-Jun-2025 The Vanguard Group, Inc. BUY 42.67 Ordinary Plc 2,640 2,640 26-Jun-2025 The Vanguard Group, Inc. BUY 42.67 Ordinary Plc 1,045 1,045 26-Jun-2025 The Vanguard Group, Inc. BUY 42.11 Ordinary Plc 67,250 67,250 26-Jun-2025 The Vanguard Group, Inc. BUY 42.68 Ordinary Plc 214 214 26-Jun-2025 The Vanguard Group, Inc. BUY 42.67 Ordinary Plc 3,880 3,880 26-Jun-2025 The Vanguard Group, Inc. BUY 42.45 Ordinary Plc 5,694 5,694 26-Jun-2025 The Vanguard Group, Inc. BUY 42.68 Ordinary Plc 350 350 26-Jun-2025 The Vanguard Group, Inc. SELL 58.69 ADR (317,400) (317,400) 27-Jun-2025 The Vanguard Group, Inc. BUY 108.97 Ordinary Limited 94 94 27-Jun-2025 The Vanguard Group, Inc. BUY 109.03 Ordinary Limited 2,000 2,000 27-Jun-2025 The Vanguard Group, Inc. BUY 109.03 Ordinary Limited 970 970 27-Jun-2025 The Vanguard Group, Inc. BUY 109.03 Ordinary Limited 970 970 27-Jun-2025 The Vanguard Group, Inc. BUY 42.82 Ordinary Plc 113 113 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 27-Jun-2025 The Vanguard Group, Inc. BUY 42.82 Ordinary Plc 1,665 1,665 27-Jun-2025 The Vanguard Group, Inc. BUY 42.82 Ordinary Plc 195 195 27-Jun-2025 The Vanguard Group, Inc. BUY 42.76 Ordinary Plc 4,850 4,850 27-Jun-2025 The Vanguard Group, Inc. BUY 42.76 Ordinary Plc 2,775 2,775 27-Jun-2025 The Vanguard Group, Inc. BUY 42.76 Ordinary Plc 2,775 2,775 27-Jun-2025 The Vanguard Group, Inc. SELL 58.54 ADR (72,505) (72,505) 30-Jun-2025 The Vanguard Group, Inc. BUY 107.56 Ordinary Limited 1,826 1,826 30-Jun-2025 The Vanguard Group, Inc. BUY 42.40 Ordinary Plc 2,354 2,354 30-Jun-2025 The Vanguard Group, Inc. SELL 42.45 Ordinary Plc (51,413) (51,413) 30-Jun-2025 The Vanguard Group, Inc. BUY 42.45 Ordinary Plc 11,134 11,134 30-Jun-2025 The Vanguard Group, Inc. SELL 42.48 Ordinary Plc (7,802) (7,802) 30-Jun-2025 The Vanguard Group, Inc. BUY 42.45 Ordinary Plc 520 520 30-Jun-2025 The Vanguard Group, Inc. SELL 42.48 Ordinary Plc (36,953) (36,953) 30-Jun-2025 The Vanguard Group, Inc. SELL 58.29 ADR (66,408) (66,408) 30-Jun-2025 The Vanguard Group, Inc. SELL 58.32 ADR (138,500) (138,500) 30-Jun-2025 The Vanguard Group, Inc. SELL 58.34 ADR (157,900) (157,900) 30-Jun-2025 The Vanguard Group, Inc. SELL 58.29 ADR (400) (400) 30-Jun-2025 The Vanguard Group, Inc. SELL 58.32 ADR (700) (700) 30-Jun-2025 The Vanguard Group, Inc. SELL 58.34 ADR (800) (800) 1-Jul-2025 The Vanguard Group, Inc. SELL 106.12 Ordinary Limited (152) (152) 1-Jul-2025 The Vanguard Group, Inc. BUY 105.98 Ordinary Limited 1,631 1,631 1-Jul-2025 The Vanguard Group, Inc. BUY 42.64 Ordinary Plc 5,579 5,579 1-Jul-2025 The Vanguard Group, Inc. SELL 42.64 Ordinary Plc (430) (430) 1-Jul-2025 The Vanguard Group, Inc. BUY 42.14 Ordinary Plc 435 435 1-Jul-2025 The Vanguard Group, Inc. SELL 42.28 Ordinary Plc (6,394) (6,394) 1-Jul-2025 The Vanguard Group, Inc. SELL 42.52 Ordinary Plc (7,310) (7,310) 1-Jul-2025 The Vanguard Group, Inc. SELL 42.28 Ordinary Plc (30,285) (30,285) 1-Jul-2025 The Vanguard Group, Inc. SELL 42.52 Ordinary Plc (34,624) (34,624) 1-Jul-2025 The Vanguard Group, Inc. SELL 57.98 ADR (367,200) (367,200) 1-Jul-2025 The Vanguard Group, Inc. SELL 58.45 ADR (204,400) (204,400) 1-Jul-2025 The Vanguard Group, Inc. SELL 58.51 ADR (277,300) (277,300) 1-Jul-2025 The Vanguard Group, Inc. SELL 57.98 ADR (1,800) (1,800) 1-Jul-2025 The Vanguard Group, Inc. SELL 58.45 ADR (1,000) (1,000) 1-Jul-2025 The Vanguard Group, Inc. SELL 58.51 ADR (1,400) (1,400) 2-Jul-2025 The Vanguard Group, Inc. BUY 108.30 Ordinary Limited 275 275 2-Jul-2025 The Vanguard Group, Inc. BUY 108.30 Ordinary Limited 220 220 2-Jul-2025 The Vanguard Group, Inc. BUY 108.30 Ordinary Limited 385 385 2-Jul-2025 The Vanguard Group, Inc. BUY 106.18 Ordinary Limited 3,245 3,245 2-Jul-2025 The Vanguard Group, Inc. BUY 106.18 Ordinary Limited 313 313 2-Jul-2025 The Vanguard Group, Inc. BUY 43.81 Ordinary Plc 855 855 2-Jul-2025 The Vanguard Group, Inc. BUY 43.81 Ordinary Plc 1,197 1,197 2-Jul-2025 The Vanguard Group, Inc. BUY 43.81 Ordinary Plc 684 684 2-Jul-2025 The Vanguard Group, Inc. BUY 43.81 Ordinary Plc 1,386 1,386 2-Jul-2025 The Vanguard Group, Inc. BUY 43.81 Ordinary Plc 114 114 2-Jul-2025 The Vanguard Group, Inc. SELL 43.54 Ordinary Plc (11,618) (11,618) 2-Jul-2025 The Vanguard Group, Inc. BUY 43.28 Ordinary Plc 3,439 3,439 2-Jul-2025 The Vanguard Group, Inc. BUY 43.08 Ordinary Plc 344 344 2-Jul-2025 The Vanguard Group, Inc. SELL 43.54 Ordinary Plc (55,025) (55,025) 2-Jul-2025 The Vanguard Group, Inc. SELL 60.18 ADR (18,481) (18,481) 2-Jul-2025 The Vanguard Group, Inc. SELL 59.42 ADR (606,355) (606,355) 2-Jul-2025 The Vanguard Group, Inc. SELL 59.42 ADR (3,078) (3,078) 3-Jul-2025 The Vanguard Group, Inc. BUY 110.65 Ordinary Limited 1,191 1,191 3-Jul-2025 The Vanguard Group, Inc. BUY 110.25 Ordinary Limited 328 328 3-Jul-2025 The Vanguard Group, Inc. BUY 110.65 Ordinary Limited 1,200 1,200 3-Jul-2025 The Vanguard Group, Inc. BUY 42.96 Ordinary Plc 54 54 3-Jul-2025 The Vanguard Group, Inc. BUY 43.05 Ordinary Plc 3,468 3,468 3-Jul-2025 The Vanguard Group, Inc. BUY 42.96 Ordinary Plc 832 832 3-Jul-2025 The Vanguard Group, Inc. BUY 43.05 Ordinary Plc 3,366 3,366 4-Jul-2025 The Vanguard Group, Inc. BUY 108.80 Ordinary Limited 63 63 4-Jul-2025 The Vanguard Group, Inc. BUY 42.67 Ordinary Plc 216 216 7-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary Limited 89 89 7-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary Limited 76 76 7-Jul-2025 The Vanguard Group, Inc. BUY 108.25 Ordinary Limited 2,779 2,779 7-Jul-2025 The Vanguard Group, Inc. BUY 108.25 Ordinary Limited 600 600 7-Jul-2025 The Vanguard Group, Inc. BUY 42.56 Ordinary Plc 257 257 7-Jul-2025 The Vanguard Group, Inc. BUY 42.56 Ordinary Plc 1,920 1,920 7-Jul-2025 The Vanguard Group, Inc. BUY 42.56 Ordinary Plc 198 198 7-Jul-2025 The Vanguard Group, Inc. SELL 42.56 Ordinary Plc (40,185) (40,185) 7-Jul-2025 The Vanguard Group, Inc. BUY 42.18 Ordinary Plc 8,092 8,092 7-Jul-2025 The Vanguard Group, Inc. BUY 42.18 Ordinary Plc 16,296 16,296 7-Jul-2025 The Vanguard Group, Inc. BUY 42.18 Ordinary Plc 1,686 1,686 7-Jul-2025 The Vanguard Group, Inc. BUY 42.56 Ordinary Plc 3,890 3,890 7-Jul-2025 The Vanguard Group, Inc. SELL 57.66 ADR (21,980) (21,980) 7-Jul-2025 The Vanguard Group, Inc. SELL 57.75 ADR (207,540) (207,540) 8-Jul-2025 The Vanguard Group, Inc. BUY 108.19 Ordinary Limited 76 76 8-Jul-2025 The Vanguard Group, Inc. BUY 106.56 Ordinary Limited 1,779 1,779 8-Jul-2025 The Vanguard Group, Inc. BUY 107.88 Ordinary Limited 1,115 1,115 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 8-Jul-2025 The Vanguard Group, Inc. BUY 106.56 Ordinary Limited 4,041 4,041 8-Jul-2025 The Vanguard Group, Inc. BUY 107.88 Ordinary Limited 2,382 2,382 8-Jul-2025 The Vanguard Group, Inc. BUY 107.88 Ordinary Limited 2,779 2,779 8-Jul-2025 The Vanguard Group, Inc. BUY 106.56 Ordinary Limited 2,164 2,164 8-Jul-2025 The Vanguard Group, Inc. BUY 108.19 Ordinary Limited 56 56 8-Jul-2025 The Vanguard Group, Inc. BUY 107.88 Ordinary Limited 1,680 1,680 8-Jul-2025 The Vanguard Group, Inc. BUY 108.19 Ordinary Limited 356 356 8-Jul-2025 The Vanguard Group, Inc. BUY 43.12 Ordinary Plc 198 198 8-Jul-2025 The Vanguard Group, Inc. BUY 42.78 Ordinary Plc 3,420 3,420 8-Jul-2025 The Vanguard Group, Inc. BUY 43.14 Ordinary Plc 3,305 3,305 8-Jul-2025 The Vanguard Group, Inc. BUY 43.14 Ordinary Plc 8,092 8,092 8-Jul-2025 The Vanguard Group, Inc. BUY 43.14 Ordinary Plc 6,936 6,936 8-Jul-2025 The Vanguard Group, Inc. BUY 43.12 Ordinary Plc 1,984 1,984 8-Jul-2025 The Vanguard Group, Inc. BUY 43.12 Ordinary Plc 103 103 8-Jul-2025 The Vanguard Group, Inc. BUY 43.14 Ordinary Plc 3,780 3,780 8-Jul-2025 The Vanguard Group, Inc. BUY 43.12 Ordinary Plc 344 344 8-Jul-2025 The Vanguard Group, Inc. BUY 43.12 Ordinary Plc 464 464 9-Jul-2025 The Vanguard Group, Inc. BUY 107.59 Ordinary Limited 92 92 9-Jul-2025 The Vanguard Group, Inc. BUY 108.19 Ordinary Limited 4,321 4,321 9-Jul-2025 The Vanguard Group, Inc. SELL 108.44 Ordinary Limited (1,014) (1,014) 9-Jul-2025 The Vanguard Group, Inc. BUY 108.44 Ordinary Limited 1,000 1,000 9-Jul-2025 The Vanguard Group, Inc. BUY 42.77 Ordinary Plc 555 555 9-Jul-2025 The Vanguard Group, Inc. BUY 42.77 Ordinary Plc 2,220 2,220 9-Jul-2025 The Vanguard Group, Inc. BUY 42.79 Ordinary Plc 10,747 10,747 9-Jul-2025 The Vanguard Group, Inc. BUY 42.77 Ordinary Plc 138 138 9-Jul-2025 The Vanguard Group, Inc. BUY 42.91 Ordinary Plc 2,800 2,800 9-Jul-2025 The Vanguard Group, Inc. SELL 58.71 ADR (22,834) (22,834) 10-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary Limited 275 275 10-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary Limited 76 76 10-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary Limited 133 133 10-Jul-2025 The Vanguard Group, Inc. BUY 44.48 Ordinary Plc 216 216 10-Jul-2025 The Vanguard Group, Inc. BUY 44.48 Ordinary Plc 855 855 10-Jul-2025 The Vanguard Group, Inc. BUY 44.48 Ordinary Plc 198 198 10-Jul-2025 The Vanguard Group, Inc. BUY 44.48 Ordinary Plc 277 277 10-Jul-2025 The Vanguard Group, Inc. SELL 60.23 ADR (912,576) (912,576) 10-Jul-2025 The Vanguard Group, Inc. SELL 60.26 ADR (146,000) (146,000) 10-Jul-2025 The Vanguard Group, Inc. SELL 60.34 ADR (515,225) (515,225) 11-Jul-2025 The Vanguard Group, Inc. BUY 111.08 Ordinary Limited 820 820 11-Jul-2025 The Vanguard Group, Inc. BUY 111.09 Ordinary Limited 117 117 11-Jul-2025 The Vanguard Group, Inc. BUY 111.08 Ordinary Limited 2,100 2,100 11-Jul-2025 The Vanguard Group, Inc. BUY 111.08 Ordinary Limited 1,206 1,206 11-Jul-2025 The Vanguard Group, Inc. BUY 44.57 Ordinary Plc 7,476 7,476 11-Jul-2025 The Vanguard Group, Inc. BUY 44.57 Ordinary Plc 1,440 1,440 11-Jul-2025 The Vanguard Group, Inc. BUY 44.97 Ordinary Plc 1,060 1,060 11-Jul-2025 The Vanguard Group, Inc. BUY 44.57 Ordinary Plc 230 230 11-Jul-2025 The Vanguard Group, Inc. BUY 44.97 Ordinary Plc 4,700 4,700 11-Jul-2025 The Vanguard Group, Inc. BUY 44.97 Ordinary Plc 3,378 3,378 14-Jul-2025 The Vanguard Group, Inc. BUY 111.74 Ordinary Limited 165 165 14-Jul-2025 The Vanguard Group, Inc. BUY 111.74 Ordinary Limited 162 162 14-Jul-2025 The Vanguard Group, Inc. BUY 111.74 Ordinary Limited 313 313 14-Jul-2025 The Vanguard Group, Inc. BUY 112.42 Ordinary Limited 2,040 2,040 14-Jul-2025 The Vanguard Group, Inc. BUY 111.75 Ordinary Limited 377 377 14-Jul-2025 The Vanguard Group, Inc. BUY 44.26 Ordinary Plc 513 513 14-Jul-2025 The Vanguard Group, Inc. BUY 44.26 Ordinary Plc 446 446 14-Jul-2025 The Vanguard Group, Inc. BUY 44.26 Ordinary Plc 102 102 14-Jul-2025 The Vanguard Group, Inc. BUY 44.36 Ordinary Plc 4,536 4,536 14-Jul-2025 The Vanguard Group, Inc. BUY 44.26 Ordinary Plc 920 920 15-Jul-2025 The Vanguard Group, Inc. BUY 110.88 Ordinary Limited 4,118 4,118 15-Jul-2025 The Vanguard Group, Inc. BUY 109.17 Ordinary Limited 2,382 2,382 15-Jul-2025 The Vanguard Group, Inc. BUY 110.28 Ordinary Limited 72 72 15-Jul-2025 The Vanguard Group, Inc. BUY 110.88 Ordinary Limited 1,562 1,562 15-Jul-2025 The Vanguard Group, Inc. BUY 109.17 Ordinary Limited 1,338 1,338 15-Jul-2025 The Vanguard Group, Inc. BUY 43.30 Ordinary Plc 3,966 3,966 15-Jul-2025 The Vanguard Group, Inc. BUY 43.30 Ordinary Plc 6,936 6,936 15-Jul-2025 The Vanguard Group, Inc. BUY 43.46 Ordinary Plc 213 213 15-Jul-2025 The Vanguard Group, Inc. BUY 44.24 Ordinary Plc 4,208 4,208 15-Jul-2025 The Vanguard Group, Inc. BUY 44.24 Ordinary Plc 12,782 12,782 15-Jul-2025 The Vanguard Group, Inc. BUY 43.46 Ordinary Plc 480 480 14-Mar-2025 Vanguard Investments Australia Ltd. SELL 117.10 Ordinary Limited (1,404) (1,404) 14-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary Limited 3,510 3,510 17-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.20 Ordinary Limited 2,808 2,808 18-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.53 Ordinary Limited 6,240 6,240 18-Mar-2025 Vanguard Investments Australia Ltd. SELL 119.53 Ordinary Limited (2,106) (2,106) 18-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.53 Ordinary Limited 4,212 4,212 18-Mar-2025 Vanguard Investments Australia Ltd. BUY 49.07 Ordinary Plc 2,007 2,007 19-Mar-2025 Vanguard Investments Australia Ltd. BUY 118.70 Ordinary Limited 2,808 2,808 20-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.50 Ordinary Limited 624 624 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 20-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.50 Ordinary Limited 5,616 5,616 21-Mar-2025 Vanguard Investments Australia Ltd. BUY 118.58 Ordinary Limited 2,109 2,109 21-Mar-2025 Vanguard Investments Australia Ltd. BUY 118.58 Ordinary Limited 82 82 21-Mar-2025 Vanguard Investments Australia Ltd. BUY 118.58 Ordinary Limited 2,379 2,379 24-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.10 Ordinary Limited 2,808 2,808 26-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.96 Ordinary Limited 2,109 2,109 26-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.96 Ordinary Limited 3,515 3,515 26-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.96 Ordinary Limited 427 427 27-Mar-2025 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary Limited 3,660 3,660 27-Mar-2025 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary Limited 3,515 3,515 28-Mar-2025 Vanguard Investments Australia Ltd. BUY 121.26 Ordinary Limited 3,515 3,515 28-Mar-2025 Vanguard Investments Australia Ltd. SELL 121.26 Ordinary Limited (1,281) (1,281) 31-Mar-2025 Vanguard Investments Australia Ltd. BUY 115.49 Ordinary Limited 1,406 1,406 31-Mar-2025 Vanguard Investments Australia Ltd. SELL 115.49 Ordinary Limited (78,262) (78,262) 31-Mar-2025 Vanguard Investments Australia Ltd. SELL 115.49 Ordinary Limited (289) (289) 1-Apr-2025 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary Limited 2,424 2,424 1-Apr-2025 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary Limited 2,037 2,037 1-Apr-2025 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary Limited 2,716 2,716 1-Apr-2025 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary Limited 842 842 2-Apr-2025 Vanguard Investments Australia Ltd. BUY 115.08 Ordinary Limited 906 906 2-Apr-2025 Vanguard Investments Australia Ltd. BUY 115.08 Ordinary Limited 11,127 11,127 3-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.94 Ordinary Limited 909 909 3-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.94 Ordinary Limited 3,395 3,395 3-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.94 Ordinary Limited 4,074 4,074 3-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.94 Ordinary Limited 4,753 4,753 4-Apr-2025 Vanguard Investments Australia Ltd. BUY 112.70 Ordinary Limited 6,342 6,342 4-Apr-2025 Vanguard Investments Australia Ltd. SELL 112.70 Ordinary Limited (1,358) (1,358) 4-Apr-2025 Vanguard Investments Australia Ltd. BUY 112.70 Ordinary Limited 6,790 6,790 7-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.40 Ordinary Limited 2,121 2,121 7-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.40 Ordinary Limited 20,604 20,604 7-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.40 Ordinary Limited 6,060 6,060 7-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.40 Ordinary Limited 10,185 10,185 7-Apr-2025 Vanguard Investments Australia Ltd. SELL 108.40 Ordinary Limited (1,684) (1,684) 7-Apr-2025 Vanguard Investments Australia Ltd. SELL 108.40 Ordinary Limited (421) (421) 7-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.40 Ordinary Limited 1,263 1,263 7-Apr-2025 Vanguard Investments Australia Ltd. SELL 42.34 Ordinary Plc (4,554) (4,554) 8-Apr-2025 Vanguard Investments Australia Ltd. BUY 109.48 Ordinary Limited 10,605 10,605 8-Apr-2025 Vanguard Investments Australia Ltd. BUY 109.48 Ordinary Limited 2,716 2,716 8-Apr-2025 Vanguard Investments Australia Ltd. BUY 109.48 Ordinary Limited 6,111 6,111 8-Apr-2025 Vanguard Investments Australia Ltd. BUY 109.48 Ordinary Limited 1,263 1,263 9-Apr-2025 Vanguard Investments Australia Ltd. BUY 103.99 Ordinary Limited 3,939 3,939 9-Apr-2025 Vanguard Investments Australia Ltd. BUY 103.99 Ordinary Limited 2,716 2,716 9-Apr-2025 Vanguard Investments Australia Ltd. BUY 103.99 Ordinary Limited 6,790 6,790 10-Apr-2025 Vanguard Investments Australia Ltd. BUY 110.59 Ordinary Limited 7,272 7,272 10-Apr-2025 Vanguard Investments Australia Ltd. BUY 110.59 Ordinary Limited 2,037 2,037 10-Apr-2025 Vanguard Investments Australia Ltd. BUY 110.59 Ordinary Limited 5,432 5,432 11-Apr-2025 Vanguard Investments Australia Ltd. BUY 109.29 Ordinary Limited 3,395 3,395 11-Apr-2025 Vanguard Investments Australia Ltd. BUY 109.29 Ordinary Limited 2,716 2,716 11-Apr-2025 Vanguard Investments Australia Ltd. BUY 43.04 Ordinary Plc 2,290 2,290 14-Apr-2025 Vanguard Investments Australia Ltd. BUY 110.85 Ordinary Limited 3,952 3,952 14-Apr-2025 Vanguard Investments Australia Ltd. BUY 110.85 Ordinary Limited 2,037 2,037 14-Apr-2025 Vanguard Investments Australia Ltd. BUY 110.85 Ordinary Limited 421 421 16-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.37 Ordinary Limited 6,080 6,080 16-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.37 Ordinary Limited 2,692 2,692 16-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.37 Ordinary Limited 5,106 5,106 16-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.37 Ordinary Limited 1,358 1,358 16-Apr-2025 Vanguard Investments Australia Ltd. BUY 43.53 Ordinary Plc 4,168 4,168 17-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.54 Ordinary Limited 3,355 3,355 17-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.54 Ordinary Limited 4,074 4,074 17-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.54 Ordinary Limited 2,037 2,037 22-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.62 Ordinary Limited 6,181 6,181 22-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.62 Ordinary Limited 3,965 3,965 22-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.62 Ordinary Limited 2,037 2,037 22-Apr-2025 Vanguard Investments Australia Ltd. BUY 44.67 Ordinary Plc 2,180 2,180 23-Apr-2025 Vanguard Investments Australia Ltd. BUY 113.83 Ordinary Limited 2,013 2,013 23-Apr-2025 Vanguard Investments Australia Ltd. BUY 113.83 Ordinary Limited 2,037 2,037 24-Apr-2025 Vanguard Investments Australia Ltd. BUY 114.92 Ordinary Limited 2,716 2,716 28-Apr-2025 Vanguard Investments Australia Ltd. BUY 115.00 Ordinary Limited 2,716 2,716 29-Apr-2025 Vanguard Investments Australia Ltd. BUY 116.56 Ordinary Limited 7,015 7,015 29-Apr-2025 Vanguard Investments Australia Ltd. SELL 116.56 Ordinary Limited (6,710) (6,710) 29-Apr-2025 Vanguard Investments Australia Ltd. BUY 116.56 Ordinary Limited 679 679 29-Apr-2025 Vanguard Investments Australia Ltd. BUY 116.56 Ordinary Limited 2,716 2,716 29-Apr-2025 Vanguard Investments Australia Ltd. SELL 116.56 Ordinary Limited (3,395) (3,395) 30-Apr-2025 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary Limited 6,936 6,936 30-Apr-2025 Vanguard Investments Australia Ltd. BUY 44.47 Ordinary Plc 2,096 2,096 1-May-2025 Vanguard Investments Australia Ltd. BUY 115.90 Ordinary Limited 2,716 2,716 1-May-2025 Vanguard Investments Australia Ltd. BUY 115.90 Ordinary Limited 2,037 2,037 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 2-May-2025 Vanguard Investments Australia Ltd. BUY 116.66 Ordinary Limited 2,037 2,037 2-May-2025 Vanguard Investments Australia Ltd. BUY 45.02 Ordinary Plc 2,755 2,755 2-May-2025 Vanguard Investments Australia Ltd. BUY 45.02 Ordinary Plc 1,043 1,043 5-May-2025 Vanguard Investments Australia Ltd. BUY 115.59 Ordinary Limited 2,135 2,135 6-May-2025 Vanguard Investments Australia Ltd. BUY 115.26 Ordinary Limited 4,074 4,074 8-May-2025 Vanguard Investments Australia Ltd. BUY 116.08 Ordinary Limited 1,216 1,216 8-May-2025 Vanguard Investments Australia Ltd. BUY 116.08 Ordinary Limited 4,710 4,710 8-May-2025 Vanguard Investments Australia Ltd. BUY 115.91 Ordinary Limited 4,378 4,378 9-May-2025 Vanguard Investments Australia Ltd. BUY 114.98 Ordinary Limited 3,405 3,405 12-May-2025 Vanguard Investments Australia Ltd. BUY 117.35 Ordinary Limited 2,121 2,121 13-May-2025 Vanguard Investments Australia Ltd. BUY 119.85 Ordinary Limited 2,732 2,732 14-May-2025 Vanguard Investments Australia Ltd. BUY 120.49 Ordinary Limited 2,732 2,732 14-May-2025 Vanguard Investments Australia Ltd. BUY 120.49 Ordinary Limited 2,732 2,732 15-May-2025 Vanguard Investments Australia Ltd. BUY 120.02 Ordinary Limited 1,818 1,818 16-May-2025 Vanguard Investments Australia Ltd. BUY 121.05 Ordinary Limited 2,049 2,049 19-May-2025 Vanguard Investments Australia Ltd. BUY 119.46 Ordinary Limited 3,415 3,415 21-May-2025 Vanguard Investments Australia Ltd. BUY 119.56 Ordinary Limited 1,366 1,366 23-May-2025 Vanguard Investments Australia Ltd. BUY 117.00 Ordinary Limited 2,049 2,049 26-May-2025 Vanguard Investments Australia Ltd. BUY 115.21 Ordinary Limited 2,732 2,732 26-May-2025 Vanguard Investments Australia Ltd. BUY 115.21 Ordinary Limited 4,781 4,781 27-May-2025 Vanguard Investments Australia Ltd. BUY 115.25 Ordinary Limited 1,366 1,366 28-May-2025 Vanguard Investments Australia Ltd. BUY 114.17 Ordinary Limited 1,520 1,520 28-May-2025 Vanguard Investments Australia Ltd. SELL 114.17 Ordinary Limited (2,732) (2,732) 29-May-2025 Vanguard Investments Australia Ltd. BUY 113.39 Ordinary Limited 2,049 2,049 30-May-2025 Vanguard Investments Australia Ltd. BUY 112.66 Ordinary Limited 2,745 2,745 30-May-2025 Vanguard Investments Australia Ltd. BUY 44.02 Ordinary Plc 5,157 5,157 2-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.75 Ordinary Limited 2,135 2,135 2-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.75 Ordinary Limited 1,366 1,366 3-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.02 Ordinary Limited 2,745 2,745 4-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.68 Ordinary Limited 3,415 3,415 5-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.01 Ordinary Limited 2,754 2,754 5-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.01 Ordinary Limited 2,732 2,732 5-Jun-2025 Vanguard Investments Australia Ltd. SELL 110.01 Ordinary Limited (848) (848) 6-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.60 Ordinary Limited 3,415 3,415 10-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.12 Ordinary Limited 2,448 2,448 10-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.12 Ordinary Limited 1,836 1,836 11-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.38 Ordinary Limited 1,836 1,836 11-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.38 Ordinary Limited 3,415 3,415 12-Jun-2025 Vanguard Investments Australia Ltd. BUY 107.58 Ordinary Limited 918 918 13-Jun-2025 Vanguard Investments Australia Ltd. BUY 106.38 Ordinary Limited 1,530 1,530 13-Jun-2025 Vanguard Investments Australia Ltd. BUY 106.38 Ordinary Limited 2,049 2,049 16-Jun-2025 Vanguard Investments Australia Ltd. BUY 107.11 Ordinary Limited 3,060 3,060 19-Jun-2025 Vanguard Investments Australia Ltd. BUY 103.55 Ordinary Limited 1,836 1,836 19-Jun-2025 Vanguard Investments Australia Ltd. BUY 103.55 Ordinary Limited 3,060 3,060 20-Jun-2025 Vanguard Investments Australia Ltd. SELL 102.17 Ordinary Limited (14,478) (14,478) 20-Jun-2025 Vanguard Investments Australia Ltd. SELL 102.17 Ordinary Limited (168,133) (168,133) 23-Jun-2025 Vanguard Investments Australia Ltd. BUY 101.83 Ordinary Limited 3,672 3,672 23-Jun-2025 Vanguard Investments Australia Ltd. BUY 101.83 Ordinary Limited 1,908 1,908 24-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.94 Ordinary Limited 2,544 2,544 24-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.94 Ordinary Limited 636 636 25-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.30 Ordinary Limited 3,180 3,180 26-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.19 Ordinary Limited 3,050 3,050 26-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.19 Ordinary Limited 3,180 3,180 26-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.19 Ordinary Limited 5,088 5,088 27-Jun-2025 Vanguard Investments Australia Ltd. BUY 108.97 Ordinary Limited 3,185 3,185 30-Jun-2025 Vanguard Investments Australia Ltd. SELL 107.13 Ordinary Limited (38,815) (38,815) 1-Jul-2025 Vanguard Investments Australia Ltd. BUY 106.12 Ordinary Limited 621 621 1-Jul-2025 Vanguard Investments Australia Ltd. BUY 106.12 Ordinary Limited 4,347 4,347 1-Jul-2025 Vanguard Investments Australia Ltd. BUY 106.12 Ordinary Limited 3,105 3,105 3-Jul-2025 Vanguard Investments Australia Ltd. BUY 110.25 Ordinary Limited 3,105 3,105 3-Jul-2025 Vanguard Investments Australia Ltd. BUY 42.96 Ordinary Plc 2,298 2,298 4-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.80 Ordinary Limited 2,727 2,727 4-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.80 Ordinary Limited 4,545 4,545 7-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.62 Ordinary Limited 3,105 3,105 7-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.62 Ordinary Limited 3,726 3,726 8-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.19 Ordinary Limited 1,212 1,212 8-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.19 Ordinary Limited 4,545 4,545 9-Jul-2025 Vanguard Investments Australia Ltd. BUY 107.59 Ordinary Limited 1,863 1,863 10-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.62 Ordinary Limited 4,545 4,545 10-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.62 Ordinary Limited 3,105 3,105 11-Jul-2025 Vanguard Investments Australia Ltd. BUY 111.10 Ordinary Limited 3,030 3,030 11-Jul-2025 Vanguard Investments Australia Ltd. BUY 111.10 Ordinary Limited 2,484 2,484 14-Jul-2025 Vanguard Investments Australia Ltd. BUY 111.74 Ordinary Limited 2,484 2,484 15-Jul-2025 Vanguard Investments Australia Ltd. BUY 110.28 Ordinary Limited 1,818 1,818 Vanguard Personalized Indexing Management RECEIVE Ordinary Limited 449 449 Vanguard Personalized Indexing Management RECEIVE Ordinary Plc 1,100 1,100 Vanguard Personalized Indexing Management DELIVER ADR (2,586) (2,586) # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected This is Annexure A of 20 pages referred to in Form 603, Notice of initial substantial holder. Signature: Name: Shawn Acker Capacity: Compliance Manager Date: 18 July 2025 # External Use Authorized